Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

BY AND AMONG

SIREN INVESTMENT, L.L.C.,

AS PURCHASER,

TYCO FAR EAST HOLDINGS LTD.,

AS SELLER,

AND

TYCO INTERNATIONAL LTD.,

AS SELLER GUARANTOR

DATED AS OF MARCH 2, 2014

TABLE OF CONTENTS

ARTICLE I PURCHASE AND SALE OF COMPANY SHARES		1
1.1	Company Shares to Be Sold and Purchased at the Closing	1
1.2	Purchase Price	1
1.3	Closing	2
1.4	Closing Date	2
1.5	Purchase Price Adjustments	2

ARTICLE II REPRESENTATIONS AND WARRANTIES OF SELLER		4
2.1	Incorporation and Authority	5
2.2	Capitalization and Subsidiaries	5
2.3	No Conflict	6
2.4	Consents and Approvals	6
2.5	Financial Statements	6
2.6	Litigation	7
2.7	Employee Benefits	7
2.8	Taxes	8
2.9	Absence of Certain Changes or Events	9
2.10	Title to Assets and Records	9
2.11	Real Property	10
2.12	Intellectual Property	10
2.13	Contracts	11
2.14	Compliance With Laws; Permits	12
2.15	Insurance	12
2.16	Environmental Matters	12
2.17	Financial Advisors	13
2.18	Insolvency	13
2.19	Anticorruption Laws	13

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PURCHASER		14
3.1	Incorporation and Authority of Purchaser	14
3.2	No Conflict	15
3.3	Consents and Approvals	15
3.4	Litigation	15
3.5	Financial Advisors	16
3.6	Financing	16
3.7	Guarantee	17
3.8	Operations and Ownership of Purchaser	17
3.9	Solvency	17
3.10	Diligence Activities; No Knowledge of Misrepresentations or Omissions	18

ARTICLE IV CERTAIN COVENANTS		19
4.1	Conduct of Business Prior to the Closing	19
4.2	Cooperation	21
4.3	Access to Information; Other Contacts	24
4.4	Books and Records; Access; Assistance	24

4.5	Confidentiality	25
4.6	Employees	26
4.7	Reorganization	29
4.8	Replacement Letters of Credit; Guaranties	29
4.9	Intercompany Arrangements	30
4.10	Insurance	30
4.11	Financing	32
4.12	Further Assurances	34
4.13	Capital Gains Tax Exemption Application	34
4.14	Seller Guarantee	35
4.15	Additional Covenants	36

ARTICLE V TAX MATTERS		36
5.1	Tax Indemnification	36
5.2	Procedures Relating to Tax Indemnification	37
5.3	Tax Returns	39
5.4	Transaction Taxes	42
5.5	Records Retention	42
5.6	Exclusivity	43
5.7	Tax Sharing Agreements	43
5.8	Characterization of Indemnification Payments	43
5.9	Closing of Tax Years; Straddle Period	43

ARTICLE VI CONDITIONS TO THE CLOSING		44
6.1	Conditions to Obligations of Seller	44
6.2	Conditions to Obligations of Purchaser	45
6.3	Frustration of Closing Conditions	45

ARTICLE VII DELIVERIES		46
7.1	Deliveries by Seller	46
7.2	Deliveries by Purchaser	46

ARTICLE VIII CERTAIN RESTRICTIONS		46
8.1	Non-Competition	46
8.2	Non-Solicitation	50
8.3	Specific Performance	51
8.4	Severability	51

ARTICLE IX INDEMNIFICATION		51
9.1	Indemnification by Purchaser	51
9.2	Indemnification by Seller	52
9.3	Limitations on Indemnification	52
9.4	Computation of Indemnity Payments	55
9.5	Procedures for Indemnification	56

ARTICLE X TERMINATION AND WAIVER		57
10.1	Termination	57

ii

10.2	Effect of Termination	58
10.3	Waiver	59

ARTICLE XI GENERAL PROVISIONS		59
11.1	Expenses	59
11.2	Notices	59
11.3	Severability	61
11.4	Enforcement	61
11.5	Entire Agreement	62
11.6	Assignment	62
11.7	No Third-Party Beneficiaries	62
11.8	Amendment	62
11.9	Governing Law; Jurisdiction	63
11.10	Public Announcements	63
11.11	Waiver of Jury Trial	63
11.12	Disclosure Generally	64
11.13	No Presumption Against Drafting Party	64
11.14	Time Periods	64
11.15	Execution of Agreement	64
11.16	Waiver of Conflicts; Attorney-Client Privilege	65

ARTICLE XII CERTAIN DEFINITIONS		65
12.1	Certain Defined Terms	65
12.2	Interpretation	78

LIST OF EXHIBITS

EXHIBIT A –	TRANSITION SERVICES AGREEMENT
EXHIBIT B –	INTELLECTUAL PROPERTY AGREEMENT

iii

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 2nd day of March, 2014, by and among SIREN INVESTMENT, L.L.C., a limited liability company organized under the Laws of Delaware (“Purchaser”), TYCO FAR EAST HOLDINGS LTD., a company organized under the Laws of Ireland (“Seller”), and, solely for purposes of Section 4.14 (and such other provisions of this Agreement as necessary to give effect thereto, including ARTICLE XI), TYCO INTERNATIONAL LTD., a company organized under the laws of Switzerland (“Seller Guarantor”).

WITNESSETH

WHEREAS, Seller owns 100% of the issued and outstanding capital stock of Tyco Fire & Security Services Korea Co., Ltd., a company organized and existing under the Laws of Korea;

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to acquire, the Company Shares, on the terms and subject to the conditions of this Agreement; and

WHEREAS, in connection with the transactions contemplated hereby, Seller and/or its Affiliates and Purchaser also desire to enter into at the Closing (as defined herein) a transition services agreement and an intellectual property agreement to provide for certain services and other arrangements between Seller and/or its Affiliates, on the one hand, and Purchaser and/or its Affiliates, on the other hand, all as more fully described herein and therein.

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, and for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF COMPANY SHARES

1.1 Company Shares to Be Sold and Purchased at the Closing

On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and receive from Seller, the Company Shares.

1.2 Purchase Price

Purchaser shall pay to Seller at the Closing U.S.$ 1,930,000,000 (the “Base Purchase Price”), subject to adjustment pursuant to Section 1.5(b), by delivery of immediately available funds. The Purchase Price shall be payable, free and clear of any deductions, withholdings, set-offs or counterclaims (other than in respect of the Securities Transaction Tax, which Purchaser shall be entitled to withhold in accordance with applicable Law).

1.3 Closing

On the terms and subject to the conditions of this Agreement, the sale and purchase of the Company Shares and delivery of all of the other closing deliveries required by Section 7.1 and Section 7.2 shall take place at a closing at the offices of Simpson Thacher & Bartlett, located at 35th Floor, ICBC Tower, 3 Garden Road, Hong Kong (the “Closing”). The date on which the Closing actually occurs shall be called the “Closing Date”.

1.4 Closing Date

The Closing Date shall be (i) the date that is the later of (A) 90 days after the date hereof and (B) three Business Days after satisfaction or waiver of the conditions set forth in ARTICLE VI (excluding conditions that, by their terms, cannot be satisfied until the Closing but subject to the satisfaction or waiver of those conditions), or (ii) such other date as Purchaser and Seller may mutually agree.

1.5 Purchase Price Adjustments

(a) Not more than 15 and not less than two Business Days prior to the Closing Date, Seller shall deliver to Purchaser, Seller’s (i) reasonable good faith estimate of the Closing Cash (“Estimated Closing Cash”) and (ii) reasonable good faith estimate of the Closing Indebtedness (“Estimated Closing Indebtedness”), each prepared in accordance with the Calculation Principles.

(b) At the Closing, the Base Purchase Price shall be increased by the amount of Estimated Closing Cash and decreased by the amount of Estimated Closing Indebtedness (in each case, expressed in United States dollars using the five-day average Reference Exchange Rate ending and including the third Business Day prior to the Closing Date).

The Base Purchase Price, as adjusted pursuant to this Section 1.5(b), is the “Closing Payment”.

(c) Within 60 calendar days after the Closing, Purchaser shall prepare and deliver to Seller a statement (the “Post-Closing Statement”), setting forth (i) Closing Working Capital, (ii) Closing Cash, (iii) Closing Indebtedness, in each case calculated in accordance with the Calculation Principles, and (iv) a detailed calculation of each of the aforementioned, together with detailed information and supporting schedules as well as working papers. Contained in Section 1.5 of the Seller Disclosure Schedule is an example calculation of the Closing Working Capital assuming the Closing Date occurred on September 27, 2013 and based on information available as of the date of this Agreement (the “Example Working Capital Calculation”).

(d) After the Closing, Purchaser shall (i) permit Seller and its representatives to have full access to the books, records and other documents (including work papers, schedules, financial statements and memoranda) pertaining to or used in connection with the preparation of the Post-Closing Statement and the calculation of the Closing Working Capital, Closing Cash, and Closing Indebtedness and provide Seller with copies thereof and (ii) provide Seller and its representatives full access to Purchaser’s, the Company’s and the Company Subsidiaries’ employees and accountants as reasonably requested by Seller, for the sole purpose of reviewing and agreeing the Post-Closing Statement. Seller shall notify Purchaser of its acceptance or dispute of any amounts reflected on the Post-Closing Statement within 60 calendar days after Seller’s receipt of such statement. Any such notice of disagreement (the “Notice of Disagreement”) shall specify those items or amounts as to which Seller disagrees (and shall include Seller’s proposed changes to the calculation of Closing Working Capital, Closing Cash, and/or Closing Indebtedness, as applicable). Seller shall be deemed to have agreed with all other items and amounts included in the Post-Closing Statement delivered pursuant to Section 1.5(c) and not identified in the Notice of Disagreement. If Seller fails to give a Notice of Disagreement or notifies Purchaser of its agreement with the Post-Closing Statement within the specified period in this Section 1.5(d), the Post-Closing Statement shall be final, binding and conclusive on the parties.

(e) In the event of a dispute with respect to the Post-Closing Statement, Purchaser and Seller shall attempt to reconcile their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties. If Purchaser and Seller are unable to reach a resolution to such effect within 60 calendar days after Purchaser’s receipt of the Notice of Disagreement, Purchaser and Seller shall submit the amounts remaining in dispute for resolution to the New York, New York office of KPMG LLP or such other independent accountant firm of international reputation as is mutually agreed to and appointed by Seller and Purchaser (such independent accounting firm being herein referred to as the “Accounting Firm”). The Accounting Firm shall be directed to, within 30 calendar days after such submission, determine and report to the parties upon the remaining disputed amounts with respect to the Post-Closing Statement, and such report shall be, in the absence of fraud or manifest error, final, binding and conclusive on the parties hereto and shall constitute an arbitral award upon which a judgment may be entered in any court having jurisdiction thereof. The Accounting Firm shall be authorized to resolve only those items remaining in dispute between the parties, within the range of the difference between Purchaser’s position with respect thereto and Seller’s position with respect thereto, and such resolution shall be based solely on the materials submitted by the parties and not on independent review. Purchaser shall bear and pay a percentage of the fees and disbursements of the Accounting Firm that is equal to the percentage of the total dollar amount of changes proposed to the Post-Closing Statement by Seller that are successful, and Seller shall bear and pay a percentage of the fees and disbursements of the Accounting Firm that is equal to the percentage of the total dollar amount of changes proposed to the Post-Closing Statement by Seller that are not successful, in each case as determined by the Accounting Firm.

(f) No later than five Business Days after Closing Working Capital, Closing Cash, and Closing Indebtedness shall be finally determined in accordance with Sections 1.5(d) and (e), Purchaser or Seller, as applicable, shall make the following payments:

(1) If the Closing Working Capital as finally determined in accordance with Sections 1.5(d) and (e) is less than the Reference Amount, Seller shall pay to Purchaser the amount of such shortfall.

(2) If the Closing Working Capital as finally determined in accordance with Sections 1.5(d) and (e) is greater than the Reference Amount, Purchaser shall pay to Seller the amount of such excess.

(3) If the Closing Cash as finally determined in accordance with Sections 1.5(d) and (e) is less than the Estimated Closing Cash, Seller shall pay the amount of such difference to Purchaser.

(4) If the Closing Cash as finally determined in accordance with Sections 1.5(d) and (e) is greater than the Estimated Closing Cash, Purchaser shall pay the amount of such difference to Seller.

(5) If the Closing Indebtedness as finally determined in accordance with Sections 1.5(d) and (e) is less than the Estimated Closing Indebtedness, Purchaser shall pay the amount of such difference to Seller.

(6) If the Closing Indebtedness as finally determined in accordance with Sections 1.5(d) and (e) is greater than the Estimated Closing Indebtedness, Seller shall pay the amount of such difference to Purchaser;

provided, however, that notwithstanding the foregoing (1) and (2) above, if the difference between the Closing Working Capital and the Reference Amount is less than or equal to KRW 2,240,143,369, no payment shall be made or required to be made under the foregoing (1) or (2) above (but if the difference is greater than KRW 2,240,143,369 the whole amount shall be paid and not the excess only).

(g) Any payment to be made as a result of an adjustment to the Closing Payment pursuant to Sections 1.5(c) through (f) shall be paid in United States dollars using the five-day average Reference Exchange Rate ending and including the third Business Day prior to the Closing Date, by wire transfer of immediately available funds, together with interest thereon for the period commencing on the Closing Date through the date on which such payment is made calculated at the Prime Rate as of the Closing Date. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed. The aggregate payments to be made by Purchaser or Seller as a result of all adjustments to the Closing Payment pursuant to Sections 1.5(c) through (f) may be netted against all amounts owed to such party as a result of such adjustments to the Closing Payment. For the avoidance of doubt, the parties acknowledge and agree that for the purposes of this Section 1.5, (x) an amount “greater” than a negative number means a number that is positive, zero or less negative than such negative number, and (y) an amount being “less” than a negative number means a number more negative than such negative number.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on the Seller Disclosure Schedule in accordance with Section 11.12, Seller hereby represents and warrants to Purchaser as follows, as of the date of this Agreement and as of the Closing Date (except for any such representations or warranties that are made as of a specified date (including the date of this Agreement or the date hereof), which representations and warranties are made only as of such specified date and not as of the Closing Date):

2.1 Incorporation and Authority

Each of Seller, the Company and the Company Subsidiaries is an entity duly organized, validly existing and (where such concept is applicable) in good standing under the Laws of its jurisdiction of organization, formation or incorporation, as applicable. Seller has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it will be a party, to carry out and perform its obligations hereunder and thereunder and to consummate the transactions contemplated on its part hereby and thereby. The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it will be a party, and the consummation by Seller of the transactions contemplated on its part hereby and thereby, have been duly authorized by all necessary company action on the part of Seller. This Agreement has been, and, to the extent Seller is a party thereto, the Ancillary Agreements will at the Closing be, duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by each other party thereto) this Agreement constitutes, and when executed and delivered by Seller, to the extent Seller is party thereto, the Ancillary Agreements will constitute, legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity).

2.2 Capitalization and Subsidiaries

(a) Section2.2(a) of the Seller Disclosure Schedule sets forth an accurate and complete list as of the date hereof of the authorized capital stock of the Company and each Company Subsidiary, the issued and outstanding shares of capital stock of the Company and each Company Subsidiary and the legal and beneficial ownership thereof. All of the Company Shares and all of the issued shares of each Company Subsidiary (the “Subsidiary Shares”) are (i) validly issued, fully paid and non-assessable and (ii) free and clear of any and all Encumbrances. The Company Shares comprise the whole of the Company’s issued share capital and each issued share in the capital of each Company Subsidiary is legally and beneficially owned by the Company.

(b) Seller has the full corporate power and authority to sell, convey, transfer, assign and deliver the Company Shares to Purchaser and, upon the Closing, Purchaser will have good and valid title to all such Company Shares, free and clear of all Encumbrances.

(c) Other than the Company Subsidiaries, no member of the Group has any interest in, and has not agreed to acquire an interest in or merge or consolidate with any Person. There is no agreement, arrangement or obligation to create or give an Encumbrance in relation to, or any arrangement or obligation requiring the issue, transfer, redemption or repayment of, any of the Company Shares or any Subsidiary Shares or unissued shares in the capital of the Company or of any other member of the Group. There are no outstanding options, warrants or other rights of any kind to acquire from Seller, Company or any Company Subsidiary any shares of capital stock of the Company or any Company Subsidiary or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire from Seller, the Company or any Company Subsidiary any such shares, nor is Seller, the Company or any Company Subsidiary committed to issue any such option, warrant, right or security.

2.3 No Conflict

The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it will be a party do not and will not: (a) conflict with or violate the respective articles of incorporation or bylaws (or similar organizational documents) of Seller, the Company or any Company Subsidiary; (b) conflict with or violate, in any material respect, any Law applicable to Seller, the Company or any Company Subsidiary, or to any of their respective assets; or (c) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give to any Person any right of termination, rescission, acceleration or cancellation of, or any right of Consent with respect to, any Material Contract or collective bargaining agreement to which the Company or any Company Subsidiary is a party.

2.4 Consents and Approvals

The execution and delivery by Seller of this Agreement does not, the execution and delivery by Seller of the Ancillary Agreements, to the extent that Seller will be a party thereto, will not, and the performance by Seller of this Agreement and the Ancillary Agreements will not, require Seller, the Company or any Company Subsidiary to seek or obtain any Consent from, or make any filing with, any Governmental Body, except for (i) those Consents that are obtained or made and in force at the Closing, as set out in Section 2.4 of the Seller Disclosure Schedule or (ii) as may be necessary as a result of any facts or circumstances relating to Purchaser or any of its Affiliates.

2.5 Financial Statements

(a) Section 2.5(a) of the Seller Disclosure Schedule sets forth (i) the audited non-consolidated financial statements of each of ADT CAPS Co., Ltd. (“ADT CAPS”) and Capstec Co., Ltd. (“Capstec”) as of and for the fiscal years ended September 30, 2012 and September 30, 2013 and (ii) the audited non-consolidated financial statements of ADT Security Co., Ltd. (“ADT Security”) as of and for the fiscal year ended September 30, 2013 (collectively, the statements referred to in paragraphs (i) and (ii) being the “Audited Financial Statements”), (iii) the unaudited non-consolidated pro forma income statement of ADT Security for the fiscal year ended September 30, 2013 (the “Unaudited Pro Forma Income Statement”), (iv) the unaudited non-consolidated pro forma balance sheet of Tyco Fire & Security Services Korea Co., Ltd. as of September 30, 2013 after giving effect to completion of the Reorganization (the “Company Pro Forma Balance Sheet”) and (v) the monthly unaudited internal management report of each of ADT CAPS and Capstec for the fiscal month ended October 25, 2013, November 29, 2013 and December 27, 2013, respectively (the “Management Accounts”).

(b) Each of the Audited Financial Statements (i) has been prepared in accordance with GAAP consistently applied, except as stated in the footnotes to the relevant Audited Financial Statement and (ii) presents fairly in all material respects the financial position and the results of operations, changes in shareholder’s equity and cash flows of the relevant member of the Group, as of the relevant date and for the relevant period for which they are prepared.

(c) The Unaudited Pro Forma Income Statement presents fairly in all material respects the results of operations of ADT Security for the fiscal year ended September 30, 2013 and have been prepared on the assumption that the Distribution Agreement was in effect at all times throughout such fiscal year.

(d) The Company Pro Forma Balance Sheet presents fairly in all material respects the assets and liabilities of the Company as of September 30, 2013, after giving effect to the Reorganization.

(e) The Management Accounts of each of ADT CAPS and Capstec do not materially misstate the results of operations of such Company Subsidiary for the relevant periods ended as set out in such Management Accounts.

(f) Except as may be disclosed in the notes to the Audited Financial Statements, there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company and the Company Subsidiaries.

2.6 Litigation

There is no material suit, action or proceeding (administrative, criminal, disciplinary, enforcement or judicial) by or before any Governmental Body or arbitration (“Proceeding”) and no such Proceeding is pending or, to the Knowledge of Seller, threatened in writing against the Company or any Company Subsidiary. No member of the Group is engaged in any material Proceeding as a claimant or plaintiff other than debt collections in the ordinary course of business. There are no material and adverse Governmental Orders binding against the Company or any Company Subsidiary. Neither Seller nor any of its Affiliates (excluding the Company and the Company Subsidiaries) has any claim or right of action against any member of the Group.

2.7 Employee Benefits

(a) Section 2.7(a) of the Seller Disclosure Schedule lists all material employee benefit plans, programs or arrangements, that, as of the date hereof, covers any Company Employee that will be a Transferred Employee (the “Company Benefit Plans”).

(b) The Company Benefit Plans are, and have been maintained and administered, in compliance with the applicable provisions of applicable Laws and in accordance with their terms, including with respect to payments and contributions, in each case in all material respects.

(c) Section 2.7(c) of the Seller Disclosure Schedule lists each collective bargaining agreement to which the Company or a Company Subsidiary is a party as of the date hereof, and each of the Company and the Company Subsidiaries (to the extent applicable) is in compliance with such agreement(s) in all material respects.

(d) After giving effect to the transactions contemplated by the Ancillary Agreements and the Distribution Agreement, the Transferred Employees comprise all the employees that are required to operate the business of the Group in all material respects as operating at the date of this Agreement.

(e) Terms and conditions of employment of all Company Employees that will be Transferred Employees are in compliance with all applicable employment Laws in all material respects and no member of the Group is in material breach of such terms and conditions and applicable Laws.

(f) Except for the retention agreements set forth in Section 4.6(f) of the Seller Disclosure Schedule, there is no term of employment for any Company Employee that will be a Transferred Employee which provides that a change in control of any member of the Group entitles such employee to treat the change of control as amounting to a breach of his/her contract or entitling him/her to any payment, additional period of notice or other benefit whatsoever, or entitling him/her to treat himself as redundant or otherwise dismissed.

(g) Except for the Company Benefit Plans, there is not in operation any agreement or arrangement for the payment by a member of the Group of, or payment by a member of the Group of a contribution towards, a pension, allowance or lump sum on retirement, termination or death for the benefit of a Transferred Employee, a former employee or a dependent of such a person and no proposal has been announced to establish such an arrangement.

2.8 Taxes

(a) (i) Each of the Company and the Company Subsidiaries has filed or has caused to be filed in a timely manner (within any applicable extension periods) all material Tax Returns required to be filed by it under all applicable Laws, (ii) all material Taxes with respect to taxable periods covered by such Tax Returns have been timely paid in full along with any related assessments, fines or penalties where applicable (other than Taxes that are being contested in good faith and for which appropriate reserves have been set aside in the Audited Financial Statements) and (iii) there exist no material liens for Taxes with respect to any of the assets or properties of the Company or Company Subsidiaries.

(b) There are no outstanding agreements or waivers extending the statutory period for assessment or collection of any Taxes of the Company or any Company Subsidiary.

(c) There are no Proceedings, investigations or other actions existing or pending, or to the Knowledge of Seller threatened in writing, against the Company or any Company Subsidiary in respect of Taxes.

(d) All material Taxes that the Company or any Company Subsidiary was required to deduct, withhold or collect have been duly deducted withheld or collected and have been paid, to the extent required by Law, to the proper Tax Authority.

(e) Seller or Tyco Fire & Security Netherlands BV is a Dutch tax resident entitled to the benefits provided under the convention between the Kingdom of the Netherlands and Korea for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income.

(f) Other than as set forth in this Section 2.8, Seller does not make any other representations or warranties, either express or implied, with respect to Tax matters or matters pertaining to any Tax Law. No representation or warranty contained in this Section 2.8 shall be deemed to apply directly or indirectly with respect to any taxable period (or portion thereof) that begins on or after the Closing Date.

(g) No member of the Group is a party to, bound by, or has any obligation under, any arrangement relating to the apportionment, sharing, assignment or allocation of any Taxes (other than pursuant to contractual arrangements the primary subject matter of which is not related to Taxes). Neither the Company nor any Company Subsidiary has any Liability for Taxes by reason of membership in a group filing a consolidated, affiliated, combined or unitary Tax Return (other than any group that includes only the Company, any Company Subsidiaries, and/or Dong Bang Electronic Ind. Co., Ltd., Tyco Marine Services Korea Co., Ltd. or Seaplus Co., Ltd.).

2.9 Absence of Certain Changes or Events

Since September 30, 2013, there has not been a Material Adverse Effect. Except for actions expressly permitted or contemplated by this Agreement, including the Reorganization, since September 30, 2013, each of the Company and the Company Subsidiaries has (i) conducted their business in the ordinary course, without any material alteration in its nature, scope or manner and (ii) not changed its fiscal year end.

2.10 Title to Assets and Records

(a) The Company and the Company Subsidiaries have good and valid legal and beneficial title to, or have a valid leasehold interest in, all of the material tangible and intangible assets used by such company, free and clear of all Encumbrances, except for Permitted Encumbrances, it being understood that this representation and warranty shall not, as of the Closing Date, apply to any asset disposed of by the Company or any Company Subsidiary after the date of this Agreement in the ordinary course of business and not in violation of this Agreement.

(b) The tangible and intangible assets which the members of the Group will own or have right to use at the Closing, together with the services to be provided pursuant to the Ancillary Agreements, constitute in all material respects all of the tangible and intangible assets and services necessary for the operation of the business of the Group in substantially the same manner as it is carried out on the date of this Agreement.

2.11 Real Property

(a) Section 2.11 of the Seller Disclosure Schedule includes an accurate and complete list of all real property owned by the Company or any Company Subsidiary as of the date hereof (the “Owned Real Property”), including the address of such Owned Real Property. Section 2.11 of the Seller Disclosure Schedule includes an accurate and complete list of real property leased by the Company or any Company Subsidiary for leases covering any real property in excess of 500 square meters (the “Leased Real Property”) pursuant to written agreements in effect as of the date hereof (the “Real Property Leases”).

(b) Each of the Owned Real Properties is held by a member of the Group (as the sole legal and beneficial owner in possession and with good and marketable title) free from any Encumbrance (other than Permitted Encumbrances) or any other right in favor of a third party and which affects in a material respect the use by such member of the Group of the Owned Real Property as it is used as of the date hereof.

(c) There are appurtenant to each of the Owned Real Property all material rights and easements necessary for its use and enjoyment (without restriction as to time or otherwise) as it is used as of the date hereof.

(d) In relation to each Leased Real Property: (i) all Real Property Leases are in full force and effect and, to the Knowledge of Seller, no member of the Group is in material default thereunder (including as to payment of rent); (ii) to the Knowledge of Seller, there are no restrictions in the Real Property Leases or otherwise affecting any Leased Real Property which prevent the Leased Real Property being used for the present use; (iii) other than customary termination rights as set out in the Real Property Leases, there is no right for the landlord to determine the Real Property Lease before the expiry of the contractual term; and (iv) none of the Real Property Leases contain requirements to be satisfied on a change of ownership (direct or indirect) of the share capital or control of the tenant.

2.12 Intellectual Property

(a) Section 2.12(a) of the Seller Disclosure Schedule sets forth, an accurate and complete list of all registered and applied for Intellectual Property (the “Registered Intellectual Property”) owned by the Company or Company Subsidiaries as of the date hereof. All Registered Intellectual Property is duly registered, subsisting, and, to the Knowledge of Seller, valid and enforceable. The members of the Group are the sole proprietors (or applicants) and are beneficially entitled to such Registered Intellectual Property, and there are no Encumbrances on any such Intellectual Property Rights, except for Permitted Encumbrances. No written challenge to such Intellectual Property Rights has been received by the Company or the Company Subsidiaries and is outstanding (other than routine and immaterial patent office actions or similar matters) and no such rights are subject to any outstanding Governmental Order.

(b) Section 2.12(b) of the Seller Disclosure Schedule sets forth a true and complete list of all material Intellectual Property Contracts in effect as of the date hereof (excluding Intellectual Property Contracts for commercially available off-the-shelf software or Contracts with an aggregate value of less than KRW 550,000,000). Each such Intellectual

Property Contract is in full force and effect in accordance with its respective terms. Neither the Company nor any of the Company Subsidiaries is in default, violation or breach in any material respect under any such Intellectual Property Contract and, to the Knowledge of Seller, no event has occurred and is continuing that constitutes or, with notice or the passage of time or both, would constitute a default, violation or breach in any material respect under any such Intellectual Property Contract by the Company or any Company Subsidiary.

(c) There is no written claim or demand of any Person pertaining to, or any Proceeding active or pending or, to the Knowledge of Seller, threatened in writing, which challenges the rights of the Company or any Company Subsidiary in respect of any Intellectual Property Rights. To the Knowledge of Seller, no activities of any member of the Group or use of any Intellectual Property Rights by any member of the Group infringe, misappropriate or misuse any Intellectual Property Rights owned by any third party.

(d) To the Knowledge of Seller, all legally required compensations have been made, or committed to be made, to the Transferred Employees in respect of any employee inventions under applicable Laws.

(e) The relevant licensor of the Intellectual Property under the Trademark Agreement and the Intellectual Property Agreement has the rights to grant to the relevant members of the Group thereunder the relevant Intellectual Property thereunder, subject to the terms and conditions thereof. The “ADT” trademark licensed to the Group in the Trademark Agreement is (and, to the Knowledge of Seller, the other trademarks licensed to the Group therein are) valid and subsisting. There is no written claim or demand of any Person pertaining to, or any Proceeding active or pending or, to the Knowledge of Seller, threatened in writing, which challenges the rights of the relevant licensor in the Intellectual Property to be granted to the relevant members of the Group under the Trademark Agreement or the Intellectual Property Agreement. The Seller Affiliate counterparty to the Intellectual Property Agreement has the right to the relevant patents and inventions covered by the covenant not to sue in Section 2.2 of the Intellectual Property Agreement so as to allow the relevant members of the Group to benefit from such covenants to the extent set forth therein.

(f) Other than as set forth in this Section 2.12, Seller does not make any other representations or warranties, either express or implied, with respect to the infringement of third party Intellectual Property.

2.13 Contracts

(a) Section 2.13 of the Seller Disclosure Schedule sets forth an accurate and complete list of all Contracts in effect as of the date hereof to which (i) the Company or any Company Subsidiary is a party and pursuant to which the Company or Company Subsidiary made payments to a counterparty to such Contract during the fiscal year ended September 30, 2013 in excess of KRW 1,100,000,000; and (ii) the Company or any Company Subsidiary is a party and the counterparty to such Contract made payments to such Company or Company Subsidiary during the fiscal year ended September 30, 2013, in excess of KRW 550,000,000 (the “Material Contracts”). Each Material Contract to which the Company or any Company Subsidiary, as applicable, is a party is in full force and effect in accordance with its respective terms. Neither the Company nor any of the Company Subsidiaries is in default, violation or breach in any material respect under any such Material Contract to which it is a party and, to the Knowledge of Seller, no event has occurred and is continuing that constitutes or, with notice or the passage of time or both, would constitute a material default, violation or breach in any material respect under any such Material Contract by the Company or any Company Subsidiary. To the Knowledge of Seller, there are no grounds for rescission, avoidance or repudiation of any Material Contract, and no member of the Group has received notice of any intention to terminate, or to materially and adversely change the terms of, any Material Contract. All Material Contracts were negotiated at, and entered into on, arm’s length basis.

(b) Section 2.13(b) of the Seller Disclosure Schedule sets forth a true and complete list of all financial facilities (including overdrafts, loans, derivatives and/or hedging arrangements) entered into by a member of the Group with a party that is not Seller or any of its Affiliates (including the Company and the Company Subsidiaries) and currently outstanding or available (the “Facilities”), and of the amounts borrowed or owed by each member of the Group thereunder. The Group is in material compliance with all such Facilities in accordance with their terms and no event of default, refinancing event, default or acceleration of indebtedness has occurred and is continuing thereunder. In relation to any agreement, trust deed, instrument or arrangement in respect of the Facilities, to the Knowledge of Seller: (i) no steps for the enforcement of any Encumbrances have been taken or threatened; (ii) it is not dependent on the guarantee of, or on any security provided by, a third party (other than a member of the Group); and (iii) no materials fees, collateral, margin payments, costs and expenses are outstanding thereunder other than as provided in the Audited Financial Statements.

2.14 Compliance With Laws; Permits

Each of the Company and the Company Subsidiaries is in compliance with all Laws applicable to it in all material respects. The Company and the Company Subsidiaries hold all Permits that are required for the conduct in all material respects of their business as now being conducted. No Proceedings are pending or, to the Knowledge of Seller, threatened in writing to revoke, suspend or cancel any such Permit.

2.15 Insurance

Section 2.15 of the Seller Disclosure Schedule contains an accurate and complete list of all material policies of insurance in force as of the date of this Agreement with respect to the Company or any Company Subsidiary (the “Seller Policies”). To the Knowledge of Seller, (i) there are no material outstanding claims under, or in respect of the validity of, any of the Seller Policies (except for those arising in the ordinary course of business related to customer contracts) and (ii) all Seller Policies are in full force and effect and no material terms of such Seller Policies are void or voidable.

2.16 Environmental Matters

(a) Each of the Company and the Company Subsidiaries is in compliance with all applicable Environmental Laws in all material respects.

(b) Neither the Company nor any of the Company Subsidiaries has received any written notice from any Person regarding any actual or alleged violation of Environmental Laws, or any liabilities or alleged liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Laws which could reasonably be expected to result in material liability or costs on the part of the Company or any Company Subsidiary under Environmental Laws.

(c) To the Knowledge of Seller, no release of Hazardous Substances has occurred on or is affecting any of the Owned Real Properties or Leased Real Properties which could reasonably be expected to result in material liability or costs on the part of the Company or any Company Subsidiary under Environmental Laws.

2.17 Financial Advisors

Other than Morgan Stanley & Co. LLC and its Affiliates, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller or the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement, and no Person is entitled to any fee or commission or like payment from Purchaser in respect thereof.

2.18 Insolvency

No member of the Group or Seller (i) has been liquidated, dissolved or declared bankrupt or insolvent, (ii) has commenced or is otherwise the subject of any liquidation, dissolution, insolvency or bankruptcy litigation or Proceeding, the appointment of a receiver, provisional liquidator, administrator, trustee, or any similar action, (iii) has made any voluntary arrangement with any of its creditors to compromise its debts in the two (2) years prior to the date of this Agreement or (iv) without giving effect to the transactions contemplated by this Agreement, the Ancillary Agreements and the Distribution Agreement, is unable to pay its debts as they fall due.

2.19 Anticorruption Laws

(a) To the Knowledge of Seller, no Company Representative has in the three (3) years prior to the date of this Agreement violated any Anticorruption Laws, nor has any Company Representative offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any Government Official or to any Person under circumstances where such Company Representative knew or ought reasonably to have known that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a person:

(1) for the purpose of: (i) influencing any act or decision of a Government Official in their official capacity; (ii) inducing a Government Official to do or omit to do any act in violation of their lawful duties; (iii) securing any improper advantage; (iv) inducing a Government Official to influence or affect any act or decision of any Government Authority; or (v) assisting such Company Representative in obtaining or retaining business for or with, or directing business to, any Company Representative; and

(2) in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage.

(b) To the Knowledge of Seller, no Company Representative has made a voluntary, directed, or involuntary disclosure to any Governmental Entity or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law.

(c) To the Knowledge of Seller, no officer, director or employee of Seller or any member of the Group is a Government Official.

(d) To the Knowledge of Seller, no Government Official or Governmental Entity presently owns an interest greater than 10%, whether direct or indirect, in Seller or any member of the Group or has any legal or beneficial interest in Seller or any member of the Group or to payments made to Seller by Purchaser under this Agreement.

(e) To the Knowledge of Seller, no Company Representative is currently a Sanctions Target or is located, organized or resident in a country or territory that is a Sanctions Target.

(f) To the Knowledge of Seller, at no time during the prior five (5) years has any member of the Group violated applicable Sanction Laws and Regulations or knowingly engaged in any dealings or transactions with any person, or in any country or territory, that is a Sanctions Target, nor is any member of the Group currently engaged in any such activities.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth on the Purchaser Disclosure Schedule, Purchaser hereby represents and warrants to Seller as follows, as of the date of this Agreement and as of the Closing (except for any such representations or warranties that are made as of a specified date (including the date of this Agreement or the date hereof), which representations and warranties are made only as of such specified date and not as of the Closing Date):

3.1 Incorporation and Authority of Purchaser

Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware and has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it will be a party, to carry out and perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it will be a party, and the consummation by Purchaser of the transactions contemplated on its part hereby and thereby, have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been, and, to the extent Purchaser is a party thereto, the Ancillary Agreements will at the Closing be, duly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by each other party thereto) this Agreement constitutes, and when executed and delivered by Purchaser, to the extent Purchaser is a party thereto, the Ancillary Agreements will constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.2 No Conflict

The execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements do not and will not: (a) conflict with or violate the articles of incorporation or bylaws (or similar organizational documents) of Purchaser; (b) conflict with or violate any Law applicable to Purchaser or any Guarantor; or (c) result in any material breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a breach or default) under, or give to any Person any rights of termination, rescission, acceleration or cancellation of, or any right of Consent with respect to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument relating to any assets or properties to which Purchaser or any Guarantor is a party or by which any of its assets or properties is bound or affected, except, in the case of clauses (b) and (c) above, for such conflicts, violations, breaches, defaults, terminations, rescissions, accelerations or cancellations which, taken as a whole, would not be reasonably expected to materially impair Purchaser’s ability to consummate the transactions contemplated hereby and by the Ancillary Agreements, to which it will be a party.

3.3 Consents and Approvals

The execution and delivery of this Agreement by Purchaser does not, the execution and delivery by Purchaser of the Ancillary Agreements, to the extent the Purchaser will be a party thereto, will not, and the performance by Purchaser of this Agreement and the Ancillary Agreements will not, require Purchaser and/or any Guarantor to seek or obtain any Consent from or with any Governmental Body.

3.4 Litigation

There are no Proceedings pending or, to the Knowledge of Purchaser, threatened in writing by or against or affecting Purchaser or any of its Guarantors, or any of their respective assets, with respect to this Agreement or the Ancillary Agreements, or the transactions contemplated hereby or thereby or which otherwise would reasonably be expected to prevent or materially delay the performance by Purchaser of its obligations hereunder or under any Ancillary Agreement, to the extent Purchaser is a party thereto. Neither Purchaser nor any Guarantor nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree or award that would prevent, materially delay or materially impede the consummation of the transactions contemplated hereby or by any Ancillary Agreement, to the extent the Purchaser is a party thereto.

3.5 Financial Advisors

Other than Korea Exchange Bank, Deutsche Bank AG, UBS AG, Kookmin Bank, Industrial Bank of Korea, Korea Investment & Securities and in each case their respective Affiliates, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement for which the Company, any Company Subsidiary, Seller or any of its Affiliates could have any liability.

3.6 Financing

(a) The amount of funds contemplated to be provided pursuant to the Financing Commitments will be sufficient to (i) pay the Purchase Price, (ii) pay any and all fees and expenses required to be paid by Purchaser in connection with the transactions contemplated by this Agreement, including the Purchaser Financing, and (iii) satisfy all of its other payment obligations contemplated hereunder.

(b) Purchaser has delivered to Seller an accurate and complete copy of (i) an executed commitment letter from Guarantors (the “Equity Financing Commitment”), pursuant to which Guarantors have committed, subject to the terms thereof, to invest the cash amount set forth therein (the “Equity Financing”) and which expressly provides that Seller shall be a third party beneficiary thereto (on terms therein) and (ii) (A) the executed senior commitment letter dated on or before the date hereof, among Purchaser and Korea Exchange Bank, Kookmin Bank, Industrial Bank of Korea and Korea Investment & Securities as Mandated Lead Arrangers and Underwriters and Korea Exchange Bank as Facility Agent and Security Agent, (B) the executed senior CP satisfaction letter dated on or before the date hereof, among Purchaser and Korea Exchange Bank, Kookmin Bank, Industrial Bank of Korea and Korea Investment & Securities as Mandated Lead Arrangers and Underwriters and (C) the mezzanine commitment letter dated on or before the date hereof, among Purchaser, UBS AG Hong Kong Branch as Mandated Lead Arranger and UBS AG, Singapore Branch as Underwriter, and excerpts of those portions of each executed fee letter and engagement letter associated therewith that contain any conditions to funding or other provisions (excluding provisions related solely to fees and economic terms (other than covenants) agreed by the parties) regarding the terms and conditions of the financing to be provided by such commitment letters and satisfaction letter (such commitment letters and satisfaction letter, including all exhibits, schedules, annexes and amendments thereto and each such fee letter and engagement letter, collectively, the “Debt Financing Commitments” and such Debt Financing Commitments, together with the Equity Financing Commitment, the “Financing Commitments”), pursuant to which the lenders party thereto have committed, subject to the terms thereof, to lend the debt amounts set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Purchaser Financing”).

(c) The Financing Commitments are (i) legal, valid and binding obligations of Purchaser and Guarantors, as applicable, and, to the Knowledge of Purchaser, each of the other parties thereto and (ii) enforceable in accordance with their respective terms against Purchaser and/or any Guarantor, as applicable, and to the Knowledge of Purchaser each of the other parties thereto except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity). Prior to the date hereof, none of the Financing Commitments has been amended or modified except for such written amendments or modifications that have been provided to Seller, and as of the date hereof the respective obligations and commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. As of the date hereof, the Financing Commitments are in full force and effect. As of the date hereof, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Purchaser or any Guarantor, as applicable, or any other parties thereto under the Financing Commitments. As of the date hereof, Purchaser has no reason to believe that any of the conditions to the Purchaser Financing contemplated in the Financing Commitments will not be satisfied or that the Purchaser Financing will not be made available to Purchaser on or prior to the Closing Date. Except for fee letters with respect to fees and related arrangements (in each case, that do not relate to the conditionality of, or contain any conditions precedent to, the funding of the financing contemplated by the Debt Financing), there are no side letters or other agreements, contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Purchaser Financing other than as expressly set forth in the Financing Commitments and delivered to Seller prior to the date hereof (except for the definitive agreements to be entered into in respect of the Financing Commitments), and there are no conditions precedent or other contingencies related to the funding of the full amount of the Purchaser Financing, other than as expressly set forth in the Financing Commitments and delivered to Seller prior to the date hereof. Purchaser has fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Financing Commitments. Purchaser is unaware of any fact or occurrence existing on the date hereof that would reasonably be expected to make any of the assumptions or any of the statements set forth in the Financing Commitments inaccurate or that would reasonably be expected to cause the Financing Commitments to be ineffective.

3.7 Guarantee

Concurrently with the execution of this Agreement, Guarantors have delivered to Seller the Guarantee, dated as of a date on or before hereof, in favor of Seller. The Guarantee is in full force and effect.

3.8 Operations and Ownership of Purchaser

Purchaser has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Closing will have engaged in no other business activities and will have incurred no liabilities or obligations other than in relation to the Financing Commitments, this Agreement or relating to the transactions contemplated therein or herein. At the Closing, Guarantors shall directly or indirectly beneficially own a majority of all of the outstanding equity securities of Purchaser.

3.9 Solvency

Each of Purchaser, the Company and each Company Subsidiary will not be not Solvent as of the Closing Date and immediately after the consummation of the transactions contemplated hereby, assuming the accuracy of Seller’s representations and warranties set forth in ARTICLE II, and after giving effect to all of the transactions contemplated by this Agreement and the Debt Financing, the payment of the aggregate consideration under this Agreement and payment of all related fees and expenses. For the purposes of this Agreement, the term “Solvent” when used with respect to Purchaser, the Company and the Company Subsidiaries means that, as of any date of determination (i) the amount of the “fair saleable value” of the assets of Purchaser, the Company and the Company Subsidiaries will, as of such date, exceed (A) the value of all “liabilities of Purchaser, the Company and the Company Subsidiaries, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of Purchaser, the Company and the Company Subsidiaries on their existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) Purchaser, the Company and the Company Subsidiaries will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they intend to engage or propose to be engaged following the Closing Date, and (iii) Purchaser, the Company and the Company Subsidiaries will be able to pay their liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that Purchaser, the Company and the Company Subsidiaries will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet their obligations as they become due. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Purchaser or its Subsidiaries.

3.10 Diligence Activities; No Knowledge of Misrepresentations or Omissions

(a) Purchaser and its Affiliates have conducted and will continue through the Closing Date to conduct their activities with respect to the receipt and sharing of information in connection with the transactions contemplated hereby in accordance with all applicable Laws, including Competition Laws.

(b) Purchaser has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Seller or any of its Affiliates or representatives representing or purporting to represent Seller that are not expressly set forth herein or in the Ancillary Agreements (including the Schedules and Exhibits hereto and thereto), whether or not such representations, warranties or statements were made in writing or orally, and none of Seller, any Affiliate of Seller or any of their representatives shall have or be subject to any Liability to Purchaser, any of its Affiliates or any of their representatives with respect thereto, including any confidential information memorandum relating to the Company or the Company Subsidiaries and any information, documents or material made available in any “data rooms” or management presentations or in any other form in expectation of the transactions contemplated hereby and by the Ancillary Agreements. Nothing in this Section 3.10(b) shall have the effect of limiting or restricting any Liability of Seller or any Affiliate of Seller or any of their representatives or other Persons arising as a result of any fraud, willful misrepresentation or willful concealment by Seller, its Affiliates or any of their representatives.

(c) Purchaser acknowledges that, except as explicitly set forth herein, neither Seller nor any of its Affiliates has made any warranty, express or implied, as to the prospects of the Company or the Company Subsidiaries or their profitability for Purchaser, or with respect to any forecasts, projections or business plans prepared by or on behalf of Seller, the Company or any Company Subsidiary and delivered to Purchaser in connection with Purchaser’s review of the Company or the Company Subsidiaries and the negotiation and the execution of this Agreement and the Ancillary Agreements.

(d) Except as set forth in the Seller Disclosure Schedule, neither Purchaser nor any of its Affiliates has any knowledge that the representations and warranties of Seller in this Agreement are not true and correct in all material respects, and neither Purchaser nor any of its Affiliates has any knowledge of any material errors in, or material omissions from, any Schedule to this Agreement.

ARTICLE IV

CERTAIN COVENANTS

4.1 Conduct of Business Prior to the Closing

(a) Except for actions expressly permitted or contemplated by this Agreement, including the Reorganization, as set forth on Section 4.1(b) of the Seller Disclosure Schedule or with respect to such further matters as may be consented to by Purchaser in writing, such consent not to be unreasonably withheld, delayed or conditioned, between the date hereof and the Closing Date, Seller shall cause the Company and each of the Company Subsidiaries to conduct their business (1) in the ordinary course of business and consistent with past practices; and (2) in all material respects in accordance with all applicable Laws.

(b) Without limiting the generality of Section 4.1(a), except as expressly permitted or contemplated by this Agreement, including in connection with the Reorganization, as required by Law or as set forth on Section 4.1(b) of the Seller Disclosure Schedule, between the date hereof and the Closing Date, Seller shall cause the Company and each Company Subsidiary not to do any of the following unless the prior written consent of Purchaser (which shall not be unreasonably withheld, delayed or conditioned) has been obtained:

(1) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets, business or undertaking of, or by any other manner, any business of any Person or any division thereof or (B) any assets other than those not in excess of KRW 1,100,000,000 individually in value or KRW 5,500,000,000 in the aggregate, or make, incur or agree to make or incur any capital expenditure or commitment other than (i) those set out in the capital expenditure plan in Section 4.1(b) of the Seller Disclosure Schedule, (ii) those in connection with the leasing of security equipment to customers, or (iii) purchasing or acquiring inventory in the ordinary course of business;

(2) except as required pursuant to the terms of any Company Benefit Plan, any collective bargaining agreement to which the Company or any Company Subsidiary is a party, or by Law, (1) grant to any Transferred Employee any material increase in compensation or benefits, (2) grant to any Transferred Employee any increase in severance or termination pay, (3) enter into or amend any employment, consulting, indemnification, severance, collective bargaining or termination agreement with any Transferred Employee, or (4) establish, adopt, enter into or amend in any material respect any Company Benefit Plan with respect to any Transferred Employee; provided, however, that the foregoing restrictions shall not restrict or prohibit the Company or Company Subsidiaries from entering into with, or making available to, newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, any plan, agreement, benefit or compensation arrangement consistent with past practices or making changes that will not result in any material obligations of Purchaser or any member of the Group after the Closing;

(3) make any change in accounting principles affecting the reporting of the assets, Liabilities or results of operations of the Company and the Company Subsidiaries in any material respect, other than as required by Law or GAAP, as then in effect;

(4) sell, lease, encumber or otherwise dispose of, any properties or assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except (A) sales, leases and other dispositions of inventory and other assets, including, without limitation, security system equipment, in the ordinary course of business and (B) pursuant to leases and subleases of Owned Real Properties and Leased Real Properties and voluntary terminations or surrenders of Real Property Leases, in each case in the ordinary course of business;

(5) make any loans, advances or capital contributions to, or investments in, any Person (other than pursuant to any existing obligations under any Contract) in aggregate in excess of KRW 550,000,000, other than the advancement of trade credit to customers or expenses to employees in the ordinary course of business consistent with past practices;

(6) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, convertible or exchangeable securities, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock or any other securities, or amend any of the terms of any such securities;

(7) make or change any material Tax election, change any annual accounting period, adopt or change any material method of accounting for Tax purposes, or settle any material claim or assessment with respect to Taxes (except where such settlement does not bind the Company or any Company Subsidiary in a manner inconsistent with the past practice);

(8) create, or agree to create or amend, any Encumbrance, other than Permitted Encumbrances, over the Owned Real Properties or Leased Real Properties;

(9) start, compromise, settle or waive a right in relation to any Proceeding with an economic value in excess of KRW 1,100,000,000 in the aggregate, other than settlement of any such Proceeding paid in full by the Company or any Company Subsidiary prior to the Closing, so long as such settlement does not bind the Company or any Company Subsidiary in a manner inconsistent with the past practice;

(10) enter into, amend any material term of, or terminate any Material Contract;

(11) amend any Retention Arrangements or enter into any new arrangements similar to the Retention Arrangements with any Transferred Employees;

(12) enter into any, or amend the terms of any, agreements with Seller or any of its Affiliates or any of their officers or directors other than the Ancillary Agreements, pursuant to the Reorganization or as required in order to consummate the transactions contemplated herein;

(13) incur, create or assume any borrowings or indebtedness or amend, or agree to amend, any material terms of its borrowings or indebtedness or give, or agree to give, a guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, another Person’s obligation, in aggregate in excess of KRW 2,200,000,000;

(14) change in any material respect the practice and policies in payments to suppliers or other creditors;

(15) change in any material respect in a manner inconsistent with the past practice the past sales practices, policies or guidelines or the past pricing policies or guidelines; or

(16) authorize or announce an intention to do any of the foregoing, or enter into any Contract or arrangement to do any of the foregoing.

(c) Subject to Section 4.7, nothing in this Agreement shall affect, restrict or limit (x) Seller and its Affiliates’ ability between the date hereof and the Closing Date to effect the Reorganization, make or declare any other intercompany cash dividends or cash distributions among Seller and/or its Affiliates (including the Company and the Company Subsidiaries) which are payable and paid in full prior to the Closing Date or cancel or otherwise eliminate intercompany accounts payable and/or accounts receivables, or (y) the ability of Seller and its Affiliates to utilize in any manner, subject to Seller’s sole discretion and without any further obligation to Purchaser, any Tax attributes (including losses and credits) relating to a Pre-Closing Tax Period.

4.2 Cooperation

(a) On the terms and subject to the conditions of this Agreement, each party shall use its reasonable best efforts to cause the Closing to occur (subject to the limitation in the proviso to Section 4.2(c)), including taking all actions reasonably necessary to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing. Subject to the terms and conditions of this Agreement, no party hereto shall, and shall not permit any of its Affiliates to, take any actions, or omit to take any actions, that would, or that would reasonably be expected to, result in any of the conditions set forth in ARTICLE VI not being satisfied.

(b) Without limiting the terms of this Section 4.2, Seller and Purchaser shall (i) as soon as practicable after the date of this Agreement (and in any event within seven (7) Business Days hereof) make any filings required by any Governmental Body pursuant to the Competition Laws to obtain the Antitrust Approvals in connection with the transactions contemplated hereunder, (ii) respond promptly to inquiries from any applicable Governmental Bodies in connection with such filings, including providing any supplemental information that may be requested by such Governmental Bodies and (iii) provide to the other party copies of any filings made under the Competition Laws at the time they are filed with the applicable Governmental Bodies, excluding any information included in any such filings that the party reasonably determines it needs to keep confidential. For the avoidance of doubt, except as otherwise required by applicable Law, Purchaser shall have the primary responsibility for making any such filings and seeking necessary approvals, and Seller shall cooperate with Purchaser to complete such filings or applications at the reasonable request of Purchaser. The parties hereto shall furnish to each other such necessary information and reasonable assistance as the others may request in connection with its preparation of any filing or submission that is necessary under the Competition Laws. Each party hereto shall keep the other apprised of the status of any communications with, and any inquiries or request for additional information from, Governmental Bodies pursuant to the Competition Laws to obtain the Antitrust Approvals. Notwithstanding anything in this Section 4.2 or elsewhere in this Agreement to the contrary, (A) neither Seller nor any of its Affiliates shall have any obligation to hold separate or divest any property or assets of Seller or any of its Affiliates or to defend against any lawsuit, action or proceeding, judicial or administrative, challenging this Agreement or the transactions contemplated hereby; and (B) Purchaser shall use all efforts to obtain any clearance required under the Competition Laws for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements. For purposes of this Section 4.2, “all efforts” of Purchaser shall include (i) opposing any motion or action for a temporary, preliminary or permanent injunction against the transactions contemplated by this Agreement and the Ancillary Agreements and (ii) agreeing, as promptly as reasonably practicable, to any divestitures, licenses, hold separate or trust agreements or the imposition of any other conditions or restrictions, with respect to assets or operations of the Company and/or the Company Subsidiaries or of Purchaser or its Affiliates, as the case may be, as required by any Governmental Body. Except as otherwise provided herein, Purchaser and Seller shall be responsible for their respective fees and all costs and submissions of all regulatory filings related to any required governmental or regulatory approvals, including the Korean Fair Trade Act, and with respect to any other applicable Laws; provided, however, that any such fees incurred by Purchaser and Seller in connection with such regulatory filings required under the Competition Laws shall be borne by Purchaser, and each party shall bear its own expenses in connection therewith.

(c) Each party shall, and shall cause its Subsidiaries and Affiliates to, use reasonable best efforts to obtain, and to cooperate in obtaining, all Consents from third parties in respect of such Material Contracts and Permits as identified on Section 4.2(c) of the Seller Disclosure Schedule and the Purchaser Disclosure Schedule to the extent such Contracts and Permits require such Consents as a result of the transactions contemplated hereby; provided, however, that the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such Consent may be required (other than nominal filing or application fees).

(d) Each party hereto shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other party with copies of written notices or other written communications received by Purchaser, on the one hand, or Seller, on the other hand, as the case may be, or any of their respective Affiliates or representatives, from any Governmental Body with respect to the transactions contemplated by this Agreement or any Ancillary Agreement or from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or any Ancillary Agreement; provided that a party may exclude any information regarding such party or its Affiliates included in any such notices or communications that the party reasonably determines it needs to keep confidential.

(e) Each of Purchaser and Seller agrees that (i) it will provide to the other party such TSA Services (as defined below) as are reasonably requested and on the basis of the principles set forth below, and (ii) between the date of this Agreement and the Closing, it will cooperate with the other party and use its reasonable best efforts to agree on Schedule A and Schedule B to the Transition Services Agreement, which (x) Schedule A will reflect in reasonable detail a description of the services, functions or resources to be provided during the applicable transition periods (the “TSA Services”) and will identify all the fees and costs to be paid with respect thereto and (y) Schedule B will set out the minimum requirements of the draft transition plan with respect to the transfer and termination of the TSA Services. In connection therewith, the parties agree to the following guiding principles:

(A)	The TSA Services shall include all services necessary to operate the relevant business in the manner conducted in the 12-month period prior to the Closing Date, but shall be limited to the kind of services provided in such 12-month period;

(B)	The TSA Services shall be provided on a “cost recovery basis” as incurred by the party providing such TSA Services and/or third party costs, without additional mark-up, and for such time periods as may be reasonably requested; and

(C)	The TSA Services shall include all advice, information, disclosure, cooperation and assistance as may be reasonably required in connection with the migration of the TSA Services to another service provider or to a self-service basis.

(f) From and after the date of this Agreement until the earlier of the Closing Date or termination of this Agreement, Seller shall give prompt notice to Purchaser and Purchaser shall give prompt notice to Seller of (i) any representation or warranty made by it contained in this Agreement becoming inaccurate, except for such inaccuracies that, individually or in the aggregate, would not reasonably be expected to cause the conditions in Sections 6.1(a) or Section 6.2(a), respectively, not to be satisfied and (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement within the time contemplated hereby.

4.3 Access to Information; Other Contacts

(a) Without prejudice to Section 4.11, from and after the date of this Agreement until the earlier of the Closing Date or termination of this Agreement, Seller shall (and shall cause its Subsidiaries to) afford to Purchaser and its accountants, counsel and other representatives, at Purchaser’s expense, reasonable access, upon reasonable notice during normal business hours, to the properties, books, Contracts, commitments and records of the Company, the Company Subsidiaries and, solely to the extent relating to the business of the Company or any Company Subsidiary, Seller and its Affiliates as Purchaser may reasonably request. Any such access shall be under the supervision of a designee of Seller, and shall be conducted in such a manner as not to interfere with the operations of the Company, the Company Subsidiaries, Seller or its Affiliates, as the case may be. Notwithstanding anything to the contrary in this Agreement, none of Seller or its Affiliates, including the Company and the Company Subsidiaries, shall be required to disclose any information to Purchaser if such disclosure would, in Seller’s sole discretion (acting reasonably), (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws, fiduciary duty or Contract entered into prior to the date hereof.

(b) During the period between the date hereof and the Closing, Purchaser and its representatives and Purchaser’s Affiliates which have directly participated in the transactions contemplated in this Agreement shall contact or communicate with the customers, suppliers and licensors of the Company or any Company Subsidiary in connection with the transactions contemplated hereby only with the prior written consent of Seller, such consent not to be unreasonably withheld, delayed or conditioned except that such consent may be conditioned upon a designee of Seller being present at any meeting or conference.

4.4 Books and Records; Access; Assistance

(a) Subject to Section 5.5, for a period of seven (7) years after the Closing Date, Seller and Purchaser shall preserve and retain (or cause to be preserved and retained) all accounting, legal, Tax, auditing and other books and records (including any documents relating to any Proceedings arising out of or with respect to the operation or conduct of the business of the Company or Company Subsidiaries) over which it has control to the extent relating to the conduct of the business of the Company or Company Subsidiaries prior to the Closing Date. Notwithstanding the foregoing, during such seven-year period, any party (and its Affiliates) may dispose of any such books and records which are offered to, but not accepted by, the other party.

(b) From and after the Closing, if, in order to properly prepare documents required to be filed with Governmental Bodies (including Tax Authorities) or its financial statements, or (subject to paragraph (c) below) for any other reasonable business purpose, it is necessary that Seller (or its Affiliates or its or their successors), on the one hand, or Purchaser (or its Affiliates or its or their successors), on the other hand, be furnished with additional information of the type described in Section 4.4(a) above, and such information is in the possession of the other party, such other party agrees to use its commercially reasonable efforts to furnish such information to the party that requires such information and provide reasonable access to any employees or other relevant personnel that may be reasonably required to be consulted with in connection with any such purpose, in each case, (i) to the extent provision of such information or access does not unreasonably interfere with the operations of the party (or its Affiliates or its or their successors) providing the same; and (ii) at the cost and expense of the party being furnished such information or access to such employees or personnel, as applicable.

(c) In the event of, and for so long as any party hereto (or its Affiliates) is prosecuting, participating in, contesting or defending against any Proceeding, whenever filed or made, in connection with or involving (i) any transaction contemplated under this Agreement and the Ancillary Agreements or (ii) the conduct or operation of the business of the Company or the Company Subsidiaries prior to the Closing, the other parties hereto shall, and shall cause their respective Affiliates to, (A) cooperate with it and its counsel in, and assist it and its counsel with, the contest or defense (and in connection therewith, enter into a joint defense or similar cooperation agreement to the extent reasonably requested), (B) make available its personnel (including for purposes of fact finding, consultation, interviews, depositions and, if required, as witnesses) and (C) provide such information, testimony and access to its books and records, during normal business hours and upon reasonable notice, in each case as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense (not including employee compensation and benefits costs) of the prosecuting, participating, contesting or defending party (unless such party is entitled to indemnification therefor under Section 4.11 or ARTICLE IX). For the avoidance of doubt, this Section 4.4(c) shall not apply with respect to disputes between Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand. The covenants in this Section 4.4(c) shall not be deemed to limit the access and cooperation to be provided to Seller by Purchaser pursuant to Section 4.3, 4.4(a) or 4.4(b).

4.5 Confidentiality

(a) Purchaser acknowledges that the information being provided to it in connection with the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the obligations under the Confidentiality Agreement shall terminate except with respect to provisions regarding disclosure and use of confidential information not related to the business of the Company and the Company Subsidiaries, which shall continue in full force and effect in accordance with the terms of the Confidentiality Agreement. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b) Purchaser shall, and shall cause the Company and the Company Subsidiaries after the Closing to, to the extent any of them has any (i) information which was received or obtained as a result of entering into this Agreement and the Ancillary Agreements which relates to the provisions of, or negotiations relating to, this Agreement or the Ancillary Agreements (any such information, “Transaction Information”); and (ii) nonpublic information relating to the business of Seller and its Affiliates (excluding the Company or the Company Subsidiaries) and not relating to the business of the Company or the Company Subsidiaries (any such information, “Seller Information”), (a) treat Transaction Information and Seller Information strictly confidentially and not disclose such information to any Person (unless required to disclose by applicable Law or disclosed to a director, officer, employee, representative, lender (or its advisors) of Purchaser or its Affiliates whose function requires him to have such information) and (b) not use Seller Information for any purpose.

(c) Seller shall, and shall cause its representatives and Affiliates, to the extent any of them has any (i) Transaction Information; and (ii) nonpublic information relating to Purchaser and its Affiliates (which with effect from Closing shall include the Company and the Company Subsidiaries), (any such information, “Purchaser Information”), (a) treat Transaction Information and Purchaser Information strictly confidentially and not disclose such information to any Person (unless required to disclose by applicable Law or disclosed to a director, officer, employee or representative of Seller or its Affiliates whose function requires him to have such Information) and (b) not use Purchaser Information for any purpose. Seller has not waived, nor will it waive, any provision of any confidentiality or similar agreement to which it is a party that relates to any member of the Group.

(d) Seller shall, upon Closing, assign to Purchaser the benefit of the confidentiality provisions of all confidentiality agreements given by other potential buyers of the Company but only to the extent that (i) such assignment is not prevented by the terms of such agreements; and (ii) such confidentiality provisions relate to the business of the Group. If assignment of such confidentiality agreements is prevented by the terms of such agreements, Seller shall, pursuant to the terms of such agreements, request (and shall, if requested, provide evidence to Purchaser of having made such request) the return or destruction of the confidential information related to the business of the Group that was provided to such other potential buyers by Seller.

4.6 Employees

(a) Effective no later than immediately prior to the Closing, Seller shall cause (i) the individuals identified on Section 4.6(a)(i) of the Seller Disclosure Schedule to transfer employment from the Company and/or Company Subsidiaries, as applicable, to Seller or an Affiliate (other than the Company or the Company Subsidiaries) of Seller (and such individuals shall not be Transferred Employees) and (ii) the individuals identified on Section 4.6(a)(ii) of the Seller Disclosure Schedule to transfer employment from Seller or an Affiliate (other than the Company or the Company Subsidiaries) of Seller to the Company or Company Subsidiary (and such individuals shall be Transferred Employees).

(b) Purchaser shall cause the Company and each Company Subsidiary to continue the employment of all Transferred Employees, including each such employee on medical, disability, family or other leave of absence as of the Closing Date, effective immediately upon the Closing and for a period of at least three (3) years from the Closing Date, except where the employment of a Transferred Employee is terminated by such Transferred Employee, or by the Company or Company Subsidiary for cause in accordance with the applicable labor Laws and any applicable labor contract with such Transferred Employee.

(c) As of the Closing Date and for a period of at least three (3) years thereafter, Purchaser shall cause the Company and each Company Subsidiary to provide, each Transferred Employee with compensation (including base salary or base wage and incentive bonus opportunities, but excluding any stock option or other equity incentive plans with respect to Seller Guarantor’s shares) and other employee benefits (including for the avoidance of doubt, a severance policy) that are no less favorable in the aggregate to the compensation and benefits provided to each Transferred Employee immediately prior to the date of this Agreement. Additionally, to the extent that any employee bonuses have been accrued on the books and records of the Company or any of the Company Subsidiaries, Purchaser shall cause such bonuses to be paid in the ordinary course of business consistent with past practices.

(d) Purchaser shall (i) cause the Company and each Company Subsidiary to give each Transferred Employee credit under each employee benefit plan and personnel policy that cover such Transferred Employee after the Closing Date (including any vacation, sick leave and severance policies) for purposes of eligibility, vesting and entitlement to vacation, sick leave and severance benefits for such Transferred Employee’s service with Seller or its respective Affiliates prior to the Closing Date, (ii) allow such Transferred Employee to participate in each similar plan providing welfare benefits (including medical benefits and group insurance) without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on such Transferred Employee by the corresponding benefit plans immediately prior to the Closing Date and (iii) if any of the benefit plans are terminated prior to the end of the plan year that includes the Closing Date, credit such Transferred Employee with any expenses that were covered by the plans for purposes of determining deductibles, co-pays and other applicable limits under any similar replacement plans.

(e) Each party agrees that the relevant member of the Group shall, following the Closing, for the avoidance of doubt, be solely responsible for any severance-type benefits owed to any individual who was a Company Employee employed by the Company or Company Subsidiaries prior to the Closing Date and whose employment terminated prior to the Closing Date, subject to compliance with Section 4.1(b)(2) of this Agreement.

(f) Purchaser shall, or shall cause its Affiliates or the Company and the Company Subsidiaries (after the Closing) to, assume the Liabilities in respect of, and comply with the terms of, the agreements set forth in Section 4.6(f) of the Seller Disclosure Schedule (the “Retention Arrangements”), as previously provided to Purchaser.

(g) Other than a claim for a breach of this Agreement, after the Closing, Purchaser will permit Seller (and its respective Affiliates) to have access to relevant data and employment records of Transferred Employees that Seller or its respective Affiliates may reasonably need in order to defend or prosecute any legal or administrative action to which Seller or any of its respective Affiliates is a party. After the Closing, Purchaser will cooperate with Seller (and its respective Affiliates) in providing access to relevant data and employment records of Transferred Employees reasonably necessary to administer the benefits of Transferred Employees under any Company Benefit Plan.

(h) As of the Closing Date, Purchaser or one of its designated Affiliates shall assume the “Assumed Defined Contribution Plans” (as set forth on Section 4.6(h) of the Seller

Disclosure Schedule). Purchaser agrees that a relevant member of the Group shall be solely and entirely responsible for satisfying any and all Liabilities with respect to the Transferred Employees (including any beneficiaries or dependents thereof) with respect to the Assumed Defined Contribution Plans. Neither Seller nor any of its Affiliates shall have any Liability whatsoever (either under this Agreement or otherwise including as a result of Purchaser’s failure to establish or designate an applicable successor plan) with respect to Transferred Employees for benefits under the Assumed Defined Contribution Plans. Seller and Purchaser shall take all actions necessary and appropriate to establish Purchaser as successors to all of Seller’s rights, assets, duties and Liabilities under or with respect to the Assumed Defined Contribution Plans (including any assets held in trust related thereto).

(i) On or prior to the date hereof, Seller has not, and Seller confirms that no member of the Group, Affiliate of Seller or any of their respective representatives has, entered into any Contract for the payment of Employee Contribution Bonus to any Transferred Employee or contractors of the Company or any Company Subsidiary, or any representative of any labor union representing any Transferred Employees or contractors, or representatives of any other body authorized to negotiate and/or act on behalf of the Transferred Employees, except for the payments pursuant to the Retention Arrangements.

(j) With effect from the date of this Agreement, Purchaser undertakes to Seller that Purchaser shall use its best efforts to negotiate and agree, and, prior to the Closing, Seller shall cooperate and cause the Company and the Company Subsidiaries to cooperate in negotiating and agreeing, an acceptable arrangement with the Transferred Employees and/or the labor union representatives of the Transferred Employees, or representatives of any other body authorized to negotiate and/or act on behalf of the Transferred Employees (as the case may be), regarding any obligation of the Company and the Company Subsidiaries to pay to such Persons any Employee Contribution Bonus pursuant to the arrangements set forth in Section 4.6(j) of the Seller Disclosure Schedule; provided, however, any such agreement shall not be entered into without the prior written consent of Seller (which consent shall not be unreasonably withheld, delayed or conditioned), subject to the exceptions set forth in Section 4.6(j) of the Seller Disclosure Schedule. Notwithstanding anything to the contrary in this Agreement, a failure to reach an acceptable agreement shall not constitute a breach by Seller under this Agreement or a ground for Purchaser to delay the Closing or terminate this Agreement. In no event shall Seller have any Liability whatsoever in respect of the negotiation and payment of any Employee Contribution Bonus, but shall be bound by obligations expressly provided for in this Agreement or Section 4.6(j) of the Seller Disclosure Schedule.

(k) Notwithstanding any other provision in this Agreement to the contrary, Purchaser shall have no right to purchase price adjustment pursuant to Section 1.5, indemnification pursuant to ARTICLE V or ARTICLE IX or any other remedy under this Agreement for any Losses or Liabilities, whether accrued, contingent or otherwise, in respect of the Transferred Employees and former employees of the Company and the Company Subsidiaries arising from, based on or resulting from the Ordinary Wage Decision, and Seller shall have no Liability whatsoever in respect thereof.

(l) Seller shall (A) obtain the resignation of such directors of the Company and the Company Subsidiaries as may be requested by Purchaser at least five (5) Business Days before the Closing (and, in the case of such directors who are not employees of the Company or any Company Subsidiary, with a mutual release providing that he/she and the members of the Group will have no claim against each other), and (B) ensure the appointment, with effect from the Closing Date, of new directors as may be nominated by the Purchaser.

(m) This Section 4.6 shall survive the Closing and shall be binding on all successors and assigns of Seller, Purchaser, the Company and the Company Subsidiaries. Nothing set forth in this Section 4.6 shall confer any rights or remedies upon any employee or former employee of the Company or any Company Subsidiary, any Transferred Employee or upon any other Person other than the parties hereto and their respective successors and assigns or shall constitute an amendment to any Company Benefit Plan or any other plan or arrangement covering the Transferred Employees or employees of Seller.

4.7 Reorganization

(a) Prior to the Closing Date, Seller shall, and shall cause its Affiliates to complete the transactions set forth in Section 4.7(a) of the Seller Disclosure Schedule (the “Reorganization”), with such reasonable changes as may not adversely affect the Company and the Company Subsidiaries and as are notified to Purchaser a reasonable period prior to being implemented. Notwithstanding anything herein to the contrary, in no event shall the implementation or completion of the Reorganization be deemed a breach or violation of any provision of this Agreement.

(b) If, on the Outside Date, the Reorganization has not been completed but all other conditions set forth in Sections 6.1 and 6.2 have been satisfied, Seller shall nonetheless be obligated to consummate the Closing, and Purchaser shall promptly transfer or cause to be transferred all of the issued and outstanding capital stock of Dong Bang Electronic Ind. Co., Ltd. and Seaplus Co., Ltd. (to the extent such capital stock was transferred, directly or indirectly, to Purchaser in connection with the Closing) back to Seller or Seller’s designee(s) for no consideration.

4.8 Replacement Letters of Credit; Guaranties

(a) Purchaser shall cause itself or one or more of its Affiliates or any other third party (at Purchaser’s sole discretion (acting reasonably)) to be substituted in all respects for Seller or any of its Affiliates that is not the Company or Company Subsidiary, effective as of the Closing Date (or as soon as practicable thereafter), in respect of all obligations of Seller and its Affiliates that are not the Company or Company Subsidiary under each of the guarantees, letters of credit, letters of comfort, bid bonds and performance bonds obtained by Seller or any of its Affiliates that is not the Company or Company Subsidiary for the benefit of the Company or the Company Subsidiaries (and Seller and its Affiliates shall be released from any such obligations) as set forth in Section 4.8(a) of the Seller Disclosure Schedule. Effective as of the Closing Date, Purchaser shall indemnify Seller and its Affiliates against any Losses or Liabilities of any kind whatsoever prior to the release of Seller and its Affiliates from such obligations.

(b) Seller shall cause itself or one or more of its Affiliates (that is not the Company or Company Subsidiary) or any other third party to be substituted in all respects for each member of the Group, effective as of the Closing Date (or as soon as practicable thereafter), in respect of all obligations of any member of the Group under each of the guarantees, letters of credit, letters of comfort, bid bonds and performance bonds obtained by any member of the Group for the benefit of Seller or any of its Affiliates, that is not the Company or Company Subsidiary, (and each member of the Group shall be released from any such obligations) as set forth in Section 4.8(b) of the Seller Disclosure Schedule. Effective as of the Closing Date, Seller shall indemnify Purchaser, acting for itself and as agent and trustee on behalf of each member of the Group, against any Losses or Liabilities of any kind whatsoever prior to the release of each member of the Group from such obligations.

(c) Each of Seller and Purchaser shall mutually cooperate in facilitating the matters set out in paragraphs (a) and (b) above.

4.9 Intercompany Arrangements

(a) Except as provided in Section 4.9(a)(i) of the Seller Disclosure Schedule, all intercompany accounts receivable or accounts payable (other than trade receivables or payables incurred in the ordinary course of business arising pursuant to Contracts set out in Section 4.9(a)(ii) of the Seller Disclosure Schedule) between the Company and/or the Company Subsidiaries, on the one hand, and Seller and its Affiliates (other than the Company and the Company Subsidiaries), on the other hand, shall be eliminated prior to the Closing by repayment, book entry, capital contribution, distribution, creation of an intercompany loan between the Company and/or the Company Subsidiaries, forgiveness, or any combination of the foregoing, at Seller’s sole and absolute discretion, without any consideration to any party and without the need for any further documentation. Notwithstanding anything herein to the contrary, in no event shall the elimination of an account receivable or account payable in accordance with to this Section 4.9(a) be deemed a breach or violation of any provision of this Agreement.

(b) With effect from the Closing, Seller (i) hereby waives on its own behalf and on behalf of its Affiliates, to the fullest extent permitted under Law, any and all claims (other than claims arising from fraud, willful misconduct or willful concealment by Purchaser or its Affiliates), Liabilities and amounts owed by each member of the Group to Seller and its Affiliates in respect of any Contracts, covenants, agreements, commitments, actions or omissions made or taken prior to the Closing; and (ii) undertakes not to make, and shall procure that its Affiliates shall not make, any claims in respect of any such amounts or Liabilities; provided that this Section shall not apply to any claims, amounts or demands owed or made, pursuant to any Ancillary Agreement or the Distribution Agreement, or trade receivables or payables incurred in the ordinary course of business arising pursuant to Contracts set out in Section 4.9(a)(ii) of the Seller Disclosure Schedule.

4.10 Insurance

(a) Purchaser shall be responsible for procuring, paying for and maintaining insurance coverage for the Company and the Company Subsidiaries effective from the Closing. Such coverage shall be in amount and scope commercially reasonable compared to the coverage maintained by other reputable companies in the industries in which the Company and the Company Subsidiaries operate. Purchaser acknowledges that, except as set forth in this Section

4.10, from and after the Closing, none of Purchaser, the Company or the Company Subsidiaries shall have access to any of the insurance policies for the Company or the Company Subsidiaries in effect immediately prior to Closing, including any of the Seller Policies or any other insurance policies provided by Seller or any of its Affiliates (whether by self-insurance or third party insurance).

(b) Notwithstanding Section 4.10(a), with respect to acts, omissions, events or circumstances relating to the Company or the Company Subsidiaries that occurred or existed prior to the Closing that are covered by either (i) occurrence-based insurance policies or (ii) director and officer insurance policies under which the Company or Company Subsidiary (or its relevant director or officer, as appropriate) is a named insured or beneficiary on or prior to Closing (each a “Covered Insurance Claim” and collectively, “Covered Insurance Claims”), such Company or Company Subsidiary (or its relevant director or officer, as appropriate) may make (and Seller shall procure that such steps are taken as to enable such claims to be made) Covered Insurance Claims under such policies subject to the terms and conditions of such policies and this Agreement, to the extent such coverage and limits are available; provided, that:

(i)	such Company or Company Subsidiary shall first notify the Company’s local third party claims administrator, Cunningham Lindsay (or any replacement third party claims administrator designated by Seller or its Affiliates), in writing of all such Covered Insurance Claims; and

(ii)	Seller and its Affiliates, together with the applicable insurance carriers, shall have the right to control the defense, settlement and administration of such Covered Insurance Claims, provided, however, that Seller shall keep Purchaser and the relevant member of the Group informed as to the status of such claim and Purchaser and the relevant member of the Group shall have the right to review and comment on the defense, settlement and administration of such claims and Seller shall, acting in good faith and reasonably, take into consideration such comments to the extent possible.

(c) For the avoidance of doubt, from and after the Closing, neither Purchaser nor the Company or any Company Subsidiary shall have any right to make claims or seek coverage under any of the claims-made insurance policies provided to the Company or the Company Subsidiaries by third parties or by Seller or any of its Affiliates (except for any directors and officers insurance policies in accordance with Section 4.10(b)), and to the extent Purchaser, the Company, any Company Subsidiary, their employees or third parties make claims under such claims-made policies after Closing, Purchaser agrees to indemnify Seller and its Affiliates for the full amount of all fees, costs and expenses incurred by Seller or any of its Affiliates as a result of such claims; provided, that (i) any claims pending against any such claims-made insurance policies immediately prior to Closing shall continue to be handled and processed in the same manner after Closing as if the Closing had not occurred, (ii) Seller and its Affiliates, together with the applicable insurance carriers, shall have the right to control the defense, settlement and administration of such claims, provided, however, that Seller shall keep Purchaser and the relevant member of the Group informed as to the status of such claim and Purchaser and the relevant member of the Group shall have the right to review and comment on the defense, settlement and administration of such claims and Seller shall, acting in good faith and reasonably, take into consideration such comments to the extent possible, and (iii) if the beneficiary of such claim is a member of the Group and there is a recovery under such claim, then the relevant member of the Group shall be entitled to any amounts paid out by the relevant insurers or other Persons in respect of such claims.

(d) Purchaser shall cause the Company and each Company Subsidiary to cooperate with Seller and its Affiliates and share such information as is reasonably necessary in order to permit Seller and its Affiliates to manage and conduct their insurance matters in relation to pre-Closing period as Seller or such Affiliate(s) reasonably deem appropriate.

4.11 Financing

(a)(i) Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Purchaser Financing on the terms and conditions described in the Debt Financing Commitments, to the extent required taking into account the Equity Financing Commitment, including reasonable best efforts to (A) maintain in effect the Debt Financing Commitments, (B) satisfy on a timely basis all conditions applicable to Purchaser obtaining the Debt Financing (including by consummating the Equity Financing at or prior to the Closing), (C) enter into definitive agreements as contemplated therein on terms and conditions described in or contemplated by the Debt Financing Commitments and (D) consummate the Debt Financing at or prior to the Closing (including by taking enforcement actions, subject to any applicable Law, against the lenders and other Persons providing the Purchaser Financing to fund such Purchaser Financing). Purchaser shall obtain the Equity Financing contemplated by the Equity Financing Commitments upon satisfaction or waiver of the conditions to Closing in Section 6.2 (other than those conditions that by their nature will not be satisfied until the Closing). Purchaser shall not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, any Financing Commitment or any definitive agreements related to the Purchaser Financing, in each case, without Seller’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), except to correct typographical errors, provide for the assignment of a portion of the Debt Financing Commitment to additional agents or arrangers or to reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto or where such amendment, supplement, modification or waiver is not materially adverse to the interests of Seller and does not prevent, impede or delay the consummation of any Financing Commitment or the transactions contemplated by this Agreement. Upon any such amendment, supplement or modification of the Financing Commitments in accordance with this Section 4.11, the term “Financing Commitments” as used herein shall mean the Financing Commitments as so amended, supplemented or modified.

(b) In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions described in or contemplated by the Debt Financing Commitments for any reason, Purchaser shall use its reasonable best efforts to arrange to obtain, as promptly as practicable following the occurrence of such event, alternative financing from alternative sources (the “Alternative Financing”) in an amount sufficient to consummate the transactions contemplated by this Agreement which would not involve any conditions to funding the Debt Financing that are not contained in the Debt Financing Commitments and would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Debt

Financing or the transactions contemplated by this Agreement. The obligations under this Section 4.11 shall apply equally to any such Alternative Financing (including any new financing commitment).

(c) Purchaser shall keep Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Purchaser Financing (or Alternative Financing obtained in accordance with this Section 4.11) and provide to Seller copies of all documents related to the Purchaser Financing (or Alternative Financing obtained in accordance with this Section 4.11) subject to Purchaser redacting any information in fee letters with respect to fees for the Purchaser Financing). Purchaser shall allow Seller to reasonably consult with the providers of the Purchaser Financing regarding the status of such financing (provided that Purchaser shall have the right to have one or more representatives present during any such consultation) and provide Seller, upon reasonable request, with such information and documentation as shall be reasonably necessary to allow Seller to monitor the progress of such financing activities. Without limiting the generality of the foregoing, Purchaser shall give Seller prompt written notice (i) of any breach, default, repudiation, cancellation or termination (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to such breach, default, repudiation, cancellation or termination) by any party to the Financing Commitments (or commitments for any Alternative Financing obtained in accordance with this Section 4.11) or definitive documents relating to the Purchaser Financing of which Purchaser becomes aware or any termination of the Financing Commitments (or commitments for any Alternative Financing obtained in accordance with this Section 4.11) or (ii) if for any reason Purchaser or any Guarantor believes in good faith that there is a possibility that it will not be able to obtain all or any portion of the Purchaser Financing on the terms, in the manner or from the sources contemplated by the Financing Commitments or the definitive documents related to the Purchaser Financing.

(d) From the date hereof to the Closing Date, Seller shall use its commercially reasonable efforts to cooperate with, and cause the Company, the Company Subsidiaries and their respective management and employees to provide reasonable cooperation to, Purchaser in order to prepare and facilitate, to the extent permitted by applicable Law, the funding under the Debt Financing (or Alternative Financing obtained in accordance with this Section 4.11) to the extent available and sought by Purchaser; provided that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of Seller or any of its Affiliates, including the Company and the Company Subsidiaries; and provided, further, that none of Seller or any of its Affiliates, including the Company and the Company Subsidiaries, shall (1) be required to pay any commitment or other similar fee, (2) have any Liability or obligation under any loan agreement and related documents, unless and until, in the case of the Company and the Company Subsidiaries, the Closing occurs, (3) incur any other Liability in connection with the Debt Financing contemplated by the Debt Financing Commitment, or (4) be required to take any action that will (x) conflict with or violate the organizational documents of the Company, any Company Subsidiary, Seller or any of its Affiliates or any Laws or (y) result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or a default under, any Contract to which the Company, any Company Subsidiary, Seller or any of its Affiliates is a party. Purchaser shall, promptly upon request by Seller, reimburse the Company, the Company Subsidiaries, Seller and its Affiliates for

all reasonable out-of-pocket costs incurred by any such Person in connection with the aforementioned cooperation. Purchaser shall indemnify and hold harmless Seller, the Company, the Company Subsidiaries and their Affiliates from and against any and all Losses or Liabilities suffered or incurred by them in connection with the arrangement of the Purchaser Financing and any information utilized in connection therewith (other than information provided by Seller, the Company, the Company Subsidiaries or their Affiliates).

(e) Purchaser acknowledges and agrees that obtaining the Purchaser Financing is not a condition to the Closing. For the avoidance of doubt, if the Purchaser Financing has not been obtained, Purchaser shall continue to be obligated, until such time as the Agreement is terminated in accordance with its terms and subject to the fulfillment or waiver of the conditions set forth in ARTICLE VI, to complete the purchase of the Company Shares and the other transactions contemplated by this Agreement on the terms contemplated by this Agreement.

4.12 Further Assurances

Until the first anniversary of the Closing Date, each of Purchaser, on the one hand, and Seller, on the other hand, shall (and shall cause their Affiliates to) from time to time, at the other’s reasonable request, execute and deliver, or cause to be executed and delivered, such further documents, and perform such further acts, as such other party may reasonably require in order to fully effect the purchase and sale of the Company Shares and to otherwise consummate the transactions contemplated by this Agreement.

4.13 Capital Gains Tax Exemption Application

(a) Seller shall prepare and provide Purchaser, on the Closing Date, with Tax exemption applications in respect of the Capital Gains Tax (including a Certificate of Residency by the applicable Dutch Tax Authority with respect to any withholding Taxes for Capital Gains Tax), and Purchaser shall file such Tax exemption applications (subject to Purchaser receiving such Tax exemption applications from Seller in accordance with this Section 4.13(a)) with the Tax office having jurisdiction over Purchaser’s Tax Returns or Tax filings by the ninth (9th) day of the month immediately following the month during which the Closing takes place, and each of Seller and Purchaser shall provide the other party with any and all such assistance and support as are necessary for timely filing of such Tax exemption applications. Seller’s provision of such Tax exemption applications shall satisfy the condition for Purchaser to not withhold any Capital Gains Tax from the Closing Payment. Once the application is submitted to the competent Governmental Body, Purchaser shall obtain the evidence of filing and deliver the copy of such evidence to Seller within two (2) Business Days of the filing.

(b) Seller shall prepare and provide Purchaser, on the date of each payment of any amount by or to Purchaser to or from Seller or its Affiliates pursuant to this Agreement which constitutes an adjustment to the Purchase Price, with amendments to Tax exemption applications in respect of the Capital Gains Tax (including a Certificate of Residency by the applicable Dutch Tax Authority with respect to any withholding Taxes for Capital Gains Tax), and Purchaser shall file such supplemental Tax exemption applications (subject to Purchaser receiving such supplemental Tax exemption applications from Seller in accordance with this

Section 4.13(b)) with the Tax office having jurisdiction over Purchaser’s Tax Returns or Tax filings by the ninth (9th) day of the month immediately following the month during which the relevant adjustment amount is paid to or received by Purchaser, and each of Seller and Purchaser shall provide the other party with any and all such assistance and support as are necessary for timely filing of such supplemental Tax exemption applications. Seller’s provision of such supplemental Tax exemption applications shall satisfy the condition for Purchaser to not withhold any Capital Gains Tax from the adjustment amount to the Purchase Price. Once the application is submitted to the competent Governmental Body, Purchaser shall obtain the evidence of filing and deliver the copy of such evidence to Seller within two (2) Business Days of the filing.

4.14 Seller Guarantee

(a) In consideration of the undertakings of Purchaser set out in this Agreement, Seller Guarantor undertakes to perform its obligations under this Section 4.14.

(b) Seller Guarantor hereby irrevocably and unconditionally, subject to the terms and conditions of this Section 4.14, guarantees, as primary obligor and not merely as a surety, to Purchaser the due and punctual performance and payment in full of all obligations of Seller under this Agreement, as and when due and payable or required to be performed by Seller, in accordance with the terms and conditions hereof, but subject to the limitations, qualifications and other terms and conditions set forth in this Agreement (the “Seller Obligations”). If Seller shall default in the due and punctual performance of any Seller Obligation, including the full and timely payment of any amount due and payable pursuant to any Seller Obligation, Seller Guarantor will forthwith perform or cause to be performed such Seller Obligation and will forthwith make full payment of any amount due with respect thereto at its sole cost and expense.

(c) Seller Guarantor acknowledges and agrees that the obligations of Seller Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by: (i) the failure or delay of Purchaser to assert any claim or demand or to enforce any right or remedy against Seller or Seller Guarantor; (ii) any change in the time, place, satisfaction or manner of payment of any Seller Obligation or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement, in each case made in accordance with the terms hereof; (iii) the addition, substitution or release of any Person now or hereafter liable for the Seller Obligations or otherwise interested in the transactions contemplated by this Agreement made in accordance with the terms hereof; (iv) any change in the corporate existence, structure or ownership of Seller or any other Person now or hereafter liable with respect to the Seller Obligations; (v) any insolvency, bankruptcy, reorganization or other similar proceeding (or by any consequences or effects thereof) affecting Seller or any other Person liable with respect to the Seller Obligations; (vi) any lack of legality, validity or enforceability of the Seller Obligations; (vii) the existence of any claim, set-off or other rights that Seller Guarantor may have at any time against Purchaser or Seller, whether in connection with the Seller Obligations or otherwise; or (viii) the adequacy of any other means Purchaser may have of obtaining repayment of the Seller Obligation. To the fullest extent permitted by Law, Seller Guarantor hereby waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by Purchaser; provided that nothing herein shall constitute a waiver of any rights or defenses of Seller or Seller Guarantor under this Agreement.

(d) Notwithstanding anything to the contrary in this Agreement, the obligations of Seller Guarantor under the guarantee in this Section 4.14 shall expire seven (7) years from the Closing Date, and Seller Guarantor’s total aggregate Liability for payment obligations shall not in any circumstances exceed the Base Purchase Price.

4.15 Additional Covenants

(a) At the Closing, Seller shall leave not less than an aggregate amount of KRW 23,445,000,000 in cash balance at such Company and/or Company Subsidiaries as designated by Purchaser prior to the Closing Date.

(b) Prior to the Closing, Seller shall make the relevant filing with the Korea Trade Investment Promotion Agency or a foreign exchange bank in respect of the sale of the Company Shares.

ARTICLE V

TAX MATTERS

5.1 Tax Indemnification

(a) Indemnification by Seller. From and after the Closing Date, Seller shall indemnify Purchaser and its Affiliates, the Company and the Company Subsidiaries against, and hold Purchaser and its Affiliates, the Company and the Company Subsidiaries harmless from, (i) any Taxes of, or payable by, the Company or Company Subsidiaries with respect to any Pre-Closing Tax Period (regardless of whether such Taxes are assessed or are otherwise due after the Closing); (ii) any Taxes or Losses attributable to any inaccuracy of or breach by Seller of any representation or warranty made by Seller in Section 2.8; (iii) any Taxes or Losses attributable to any failure by Seller to perform or comply with any covenant or agreement in this Agreement relating to Taxes (including Section 5.3 and Section 5.7); (iv) any Taxes or Losses arising from or in connection with the Reorganization (including any transfer, documentary, sales, use, excise, stamp or registration Taxes (including any securities transaction Taxes under the Securities Transaction Tax Act of Korea) of the Company or any Company Subsidiary, imposed by or payable to any jurisdiction or any Governmental Body arising from the Reorganization, including any transaction effectuated pursuant to Section 4.7(b); (v) any Taxes or Losses arising from or in connection with any Capital Gains Tax (including with respect to any obligation to withhold any Capital Gains Tax from any payments made by Purchaser to Seller under this Agreement); (vi) any Korean capital gains Taxes owed by the Company or any Company Subsidiary related to any transaction or event occurring before the Closing, and (vii) any Taxes or Losses arising from any obligation of Purchaser to withhold any Taxes (other than any Securities Transaction Taxes) from any payments made by Purchaser to Seller under this Agreement; provided, however, that Seller in all events shall have no obligation to indemnify Purchaser and its Affiliates, the Company or the Company Subsidiaries under any provision of this Agreement from and against (A) any Taxes described in Section 5.1(b), (B) Transaction Taxes as described in Section 5.4, (C) any Taxes to the extent such Taxes are accrued as a liability on the Audited Financial Statements (and to the extent such amounts remain unpaid) or included as a liability in Closing Working Capital as finally determined pursuant to Section 1.5 or (D) any Taxes that arise as a result of any action taken (including the amendment of any Tax Return relating to a Pre-Closing Tax Period) by or at the direction of Purchaser or any of its Affiliates (including the Company and Company Subsidiaries) after the Closing except to the extent such action is taken (including the amendment of any Tax Return relating to a Pre-Closing Tax Period): (1) at the order of a relevant Tax Authority or is otherwise legally required by a relevant Tax Authority or pursuant to a final judgment; (2) at specific written request of Seller; or (3) in the ordinary course of business of the Group following Closing, consistent with the ordinary course of business carried on at Closing. For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, the sole obligation of Seller to Purchaser, the Company and the Company Subsidiaries with respect to Taxes shall be as set forth in this ARTICLE V and in respect to computational matters for any claims under ARTICLE V and survival periods with respect to the representations and warranties set forth in Sections 2.8, 9.3 and 9.4.

(b) Indemnification by Purchaser. From and after the Closing Date, Purchaser shall indemnify Seller and its Affiliates against, and hold Seller and its Affiliates harmless from, (i) any Taxes of Purchaser or the Company or any Company Subsidiary with respect to all Post-Closing Tax Periods (which, for the avoidance of doubt, shall not include Taxes with respect to a Pre-Closing Tax Period that are assessed or otherwise due after the Closing); (ii) any Taxes of Purchaser or the Company or any Company Subsidiary attributable to any transaction occurring after the Closing; (iii) any Transaction Taxes described in Section 5.4; and (iv) any Taxes attributable to any failure of Purchaser to perform or comply with any covenant or agreement in this Agreement relating to Taxes; provided, however, that Purchaser in all events shall have no obligation to indemnify Seller and its Affiliates under any provision of this Agreement from and against (A) any Taxes described in Section 5.1(a); or (B) any Taxes that arise as a result of any action taken by or at the direction of Seller or any of its Affiliates. For the avoidance of doubt, the indemnification obligations of Purchaser in this Section 5.1(b) shall, in respect to computational matters, be subject to Sections 9.3 and 9.4.

5.2 Procedures Relating to Tax Indemnification

(a) If a claim for Taxes, including notice of a pending audit, shall be made by any Tax Authority in writing, which, if successful, might result in an indemnity payment pursuant to Section 5.1 (any such claim, a “Tax Claim”), the party seeking indemnification (the “Tax Indemnified Party”) shall, subject to the requirements of Section 5.2(d), notify the other party (the “Tax Indemnifying Party”) in writing of the Tax Claim within 15 Business Days after receipt of such Tax Claim. If notice of a Tax Claim (a “Tax Notice”) is not given to the Tax Indemnifying Party within such period or in detail sufficient to apprise the Tax Indemnifying Party of the nature of the Tax Claim, the Tax Indemnifying Party shall not be liable to the Tax Indemnified Party to the extent that the Tax Indemnifying Party’s position is prejudiced as a result thereof. A claim for indemnification pursuant to Section 5.1(a) or 5.1(b) for any matter not involving a Tax Claim may be asserted by notice to the party from whom indemnification is sought. No claim for indemnification under this ARTICLE V may be made after the expiration of the applicable statute of limitations for the relevant claim plus thirty (30) days.

(b) The Tax Indemnifying Party shall control all proceedings taken in connection with any Tax Claim (including selection of counsel) and, without limiting the foregoing, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with any Tax Authority with respect thereto, and may either pay any Taxes imposed by a Tax Authority relating to the Tax Claim and make a claim for a refund where applicable Law permits such refund claim or contest such Tax Claim in any permissible manner. If any Tax Indemnifying Party elects not to control any proceedings relating to a Tax Claim, the Tax Indemnified Party shall control such proceedings; provided, however, (i) the Tax Indemnified Party shall keep the Tax Indemnifying Party informed as to the status of such proceedings (including by providing copies of all notices received from the relevant Tax Authority) and the Tax Indemnifying Party shall have the right to review and comment on any correspondence from the Tax Indemnified Party to the relevant Tax Authority prior to submission of such correspondence to the Tax Authority and (ii) the Tax Indemnified Party shall not settle or compromise such Tax Claim without the Tax Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). If the Tax Indemnified Party controls any proceedings relating to a Tax Claim pursuant to this Section 5.2(b), then the Tax Indemnified Party shall in good faith attempt to minimize the amount of Taxes or Liability subject to indemnification under Section 5.1 with respect to any such Tax Claim.

(c) Without limiting Seller’s rights under Section 5.2(b), in the case of any claim for indemnification in respect a breach of a representation or warranty set forth in Section 2.8(e) or a claim for indemnification in respect of Section 5.1(a)(v) or Section 5.1(a)(vii), (i) once the applicable Governmental Body issues a tax assessment notice to Purchaser requiring the payment of Capital Gains Taxes or any Taxes for which Purchaser has a claim for indemnification in Section 5.1(a)(vii) by a specified due date, Purchaser shall notify Seller of such obligation and the due date within two (2) Business Days following the date Purchaser receives such tax assessment notice; (ii) once so notified, Seller shall make such payments to Purchaser at least two (2) Business Days prior to the due date so as to enable Purchaser’s timely payment of such Capital Gains Taxes or any Taxes for which Purchaser has a claim for indemnification in Section 5.1(a)(vii); and (iii) Purchaser shall pay over such amounts to the applicable Governmental Body on or prior to the due date set forth in such tax assessment notice or, promptly following receipt of the relevant amounts from Seller, if later.

(d) Without limiting the parties rights under Section 5.1(a) or 5.2(a) to (c), in the case of a Tax Claim (except as such claim is provided for in Section 5.2(c)), once the applicable Governmental Body issues a tax assessment notice to the Tax Indemnified Party requiring the payment of the Tax Claim by a specified due date, the Tax Indemnified Party shall notify the Tax Indemnifying Party of such obligation and the due date within two (2) Business Days following the date the Tax Indemnified Party receives such tax assessment notice; (ii) once so notified, the Tax Indemnifying Party shall make such payments to the Tax Indemnified Party at least two (2) Business Days prior to the due date so as to enable the Tax Indemnifying Party’s timely payment of such Tax Claim; and (iii) subject to compliance with (ii) by the Tax Indemnifying Party, the Tax Indemnified Party shall pay over such amounts to the applicable Governmental Body on or prior to the due date set forth in such tax assessment notice.

5.3 Tax Returns

(a) Seller shall timely prepare and file or cause to be timely prepared and filed with the appropriate Tax Authorities all Tax Returns required to be filed with respect to the Company or any Company Subsidiary, as applicable, for any taxable period ending on or prior to the Closing Date (except for any Straddle Period), and, following the Closing, Purchaser and its Affiliates (including the Company and any Company Subsidiary) shall cooperate with Seller to permit Seller to prepare and file such Tax Returns. Subject to, and in accordance with Section 5.1(a), Purchaser shall timely prepare and file or cause to be timely prepared and filed with the appropriate Tax Authorities all Tax Returns required to be filed with respect to the Company or any Company Subsidiary, as applicable, for all taxable periods ending after the Closing Date and any Straddle Period, and shall pay all Taxes shown as due on such Tax Returns. All Tax Returns prepared by Purchaser pursuant to this Section 5.3(a) in respect of any Straddle Period shall be prepared on a basis consistent with past practice and prior Tax reporting positions (except as otherwise required by applicable Law), and Purchaser shall provide Seller, at least 45 calendar days prior to the applicable deadline for filing any such Tax Return, a copy of the Tax Return for Seller’s review and comment. Seller shall have 15 calendar days to provide Purchaser with a statement of any disputed items with respect to such Tax Return. If the disputed items are not resolved by Seller and Purchaser within 15 calendar days following Seller’s submission of its statement of disputed items, the matter shall be submitted to the Accounting Firm, which shall be directed to, within 30 calendar days after such submission, render a decision with respect to all matters in dispute, and such decision shall be final, binding and conclusive on the parties hereto in the absence of fraud or manifest error. The fees and disbursements of the Accounting Firm shall be shared equally by Seller and Purchaser. At least two (2) Business Days prior to the due date of the applicable Tax, Seller shall pay to Purchaser Seller’s portion of any Taxes shown as due on any Tax Return covered by this Section 5.3(a) that relate to the Pre-Closing Tax Period to the extent such Taxes have not already been (i) paid by Seller or the Company or any of the Company Subsidiaries on or before the Closing Date or (ii) accrued as a liability on the Audited Financial Statements or included as a liability in Closing Working Capital as finally determined pursuant to Section 1.5. For the avoidance of doubt, Purchaser shall not file or cause or permit the Company or any Company Subsidiary to file any amended return or other Tax Return, or take any action relating to a Tax Return (including the provision of an extension of the period of limitations for assessment of any Tax), with respect to any Pre-Closing Tax Period, make any Tax election or effect any change in Tax accounting method affecting any Pre-Closing Tax Period or carry back any loss carryovers or other Tax attribute from a Post-Closing Tax Period to a Pre-Closing Tax Period, without the prior written consent of Seller, which consent shall not be unreasonably withheld delayed or conditioned.

(b) Seller and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns relating to the Company or any Company Subsidiary, including by provision of any required power-of-attorney (or other form of authorization) and maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes.

(c) Any overpayments of, refunds of or credits with respect to, Taxes (i) attributable to Pre-Closing Tax Periods of the Company and Company Subsidiaries (including in respect of the Straddle Period, determined in accordance with the allocation principles set forth in Section 5.9) to the extent not reflected as an asset on the Audited Financial Statements (and to the extent such amounts remain unpaid) or included as an asset in the Closing Working Capital as finally determined pursuant to Section 1.5 or (ii) that were the subject of indemnification pursuant to Section 5.1(a) or Section 5.2(c) or (d), plus any interest received with respect thereto from an applicable Tax Authority (and including refunds or credits arising by reason of amended Tax Returns filed after the Closing Date), shall be for the account of Seller and shall be paid by Purchaser to Seller within ten (10) Business Days of the earlier of (i) Purchaser or the Company or any Company Subsidiary receiving such refund or (ii) a relevant Tax Return being filed in which the credit is applied against any Liability of Purchaser or the Company or any of the Company Subsidiaries for Taxes. In the case of any refund or credit relating to Capital Gains Taxes or Taxes that were the subject of indemnification pursuant to Section 5.1(a)(vii), (a) Purchaser shall (or shall cause its applicable Affiliate to) instruct the applicable Governmental Body paying the refund to pay such amounts directly to an account of Seller (as designated by Seller) to the extent permitted by applicable Law (or if such direct payment is not permitted by applicable Law, Purchaser shall pay over such amounts as required pursuant to the first sentence of this Section 5.3(c)); and (b) if the applicable Governmental Body will not provide any refund to Purchaser or its applicable Affiliate (or Seller pursuant to clause (a) above) because of other claims with respect to Purchaser or any of its Affiliates, Purchaser shall (or shall cause its Affiliates to) pay over the amount of the cancelled Capital Gains Tax or other Tax liability to Seller within ten (10) Business Days of the date of actual credit being applied for such amount against any Liability of Purchaser, the Company, any Company Subsidiary, or any of their Affiliates for Taxes. Purchaser shall, if reasonably requested by Seller, file for, or cause to be filed for, and use its reasonable best efforts to obtain and expedite the receipt of, any refund to which Seller are entitled to under this Section 5.3(c) at Seller’s cost and expense.

(d) Any refund or credit of Taxes of the Company or any Company Subsidiary for any Straddle Period shall be allocated or apportioned between Seller and Purchaser pursuant to the methodology described in Section 5.9.

(e) Each party covenants and agrees as follows:

(i) Prior to the Closing, Purchaser shall take, or cause to be taken, the steps, arrangements or undertakings as set forth in Section 5.3(e) of the Seller Disclosure Schedule (the “Refund Steps”) to ensure that any refunds with respect to (x) the Capital Gains Taxes and (y) any amounts payable under Section 5.1(a)(vii), which are actually received by Purchaser from the applicable Governmental Body (the “Refunds”), will be credited, net of any Taxes applicable to the Refunds, to the account of Seller as set forth in Section 5.3(e) of the Seller Disclosure Schedule, except as otherwise notified in writing by Seller from time to time.

(ii) If Seller notifies Purchaser in writing (on the basis of reasonable grounds) that the Refund Steps are insufficient, or do not work from a legal or regulatory perspective, Purchaser shall take such additional steps as are necessary to provide the Refunds to Seller promptly following receipt by Purchaser of the Refunds.

(iii) Notwithstanding paragraph (i) and (ii),

(A) the rights and obligations of Purchaser to pay over the Refund to Seller are subject to Seller having paid the relevant amounts to Purchaser under Section 5.2(c) in order for Purchaser to satisfy its payment obligations to the applicable Governmental Body (including payment of any late penalties, fees, interest or charges in the event of a late payment from Seller), and

(B) except as set forth in Section 5.3(c), Purchaser shall not be required to make any claim for a refund or contest any proceedings or claims by the applicable Tax Authority with respect to the Refunds.

(iv) The obligations of Purchaser under paragraph (i) to (iii) will terminate on the earlier of the date of:

(A) termination of this Agreement prior to the Closing in accordance with its terms;

(B) full payment of the Refunds by Purchaser to Seller in accordance with (i) above in aggregate equal to the amount being sought by Seller from the relevant Korean Tax Authority;

(C) expiration of the applicable statute of limitations for the relevant Korean Tax Authority to claim any Capital Gains Tax without any claim having been made by the relevant Korean Tax Authority; and

(D) assumption in full of the obligations set forth in this Section 5.3(e) and Section 5.3(e) of the Seller Disclosure Schedule by another Person that is approved by the Seller in writing.

(f) Prior to the Closing, Purchaser and Guarantors shall take all necessary steps to ensure that any refunds with respect to the Capital Gains Taxes and any other Taxes, which are actually received by Purchaser from the applicable Governmental Body, will be credited to the account of Seller or a designee of Seller, including, but not limited to, such steps, arrangements or undertakings as set forth in Section 5.3(e) of the Seller Disclosure Schedule. In the event that Purchaser or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, Purchaser and Guarantor shall cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.3(f).

(g) If Purchaser or the Company or any Company Subsidiary or any of their Affiliates actually realizes any Tax savings (determined on a with and without basis) in a Post-Closing Tax Period as a result of the payment any Employee Contribution Bonus, Purchaser shall promptly cause to be paid to Seller the amount of such Tax savings (net of applicable Taxes, if any) (the “Employee Contribution Tax Savings”) multiplied by a fraction (such fraction being the “Relevant Proportion”) equal to the portion of such Employee Contribution Bonus that Seller has funded pursuant to Section 4.6(j) of the Seller Disclosure Schedule over the total amount of such Employee Contribution Bonus at such time or times and to the extent that such Tax savings are actually realized by Purchaser, the Company or any Company Subsidiary or any of their Affiliates. Purchaser shall (and shall cause its Affiliates, including the Company and any Company Subsidiary, to) use reasonable best efforts to take Tax deductions on the Tax Returns of the Company or its Affiliates in respect of any Employee Contribution Bonus to the maximum extent permitted by applicable Law. On an annual basis, an officer of Purchaser responsible for Tax matters shall provide Seller with a certification of the amount (or absence) of any Tax savings that would require payment to be made to Seller pursuant to this Section 5.3(g).

(h) If any Employee Contribution Tax Savings are re-assessed or audited in any subsequent Post-Closing Tax Period by a Tax Authority and as a result of such re-assessment or audit any Employee Contribution Tax Savings realized by Purchaser or the Company or any Company Subsidiary or any of their Affiliates are disallowed or otherwise reduced (following Purchaser having notified Seller of any such proposed disallowance or reduction and having used commercially reasonable efforts to justify the Employee Contribution Tax Savings; provided that Seller shall be entitled to participate in any such proceedings with a Tax Authority and Purchaser shall take such actions as are reasonably requested by Seller in connection with the conduct of such proceedings), Purchaser shall notify Seller of such amount. Seller shall be responsible for the Relevant Proportion of such reduced amount and shall pay such amount to Purchaser within 15 Business Days from the date of notice from Purchaser.

5.4 Transaction Taxes

Notwithstanding any other provision of this Agreement to the contrary, all transfer, documentary, sales, use, excise, stamp, registration and other similar Taxes (other than the Securities Transaction Tax, which Purchaser shall be entitled to withhold in accordance with applicable Law) imposed by or payable to any jurisdiction or any Governmental Body arising from the transactions contemplated hereby (other than the Reorganization) (collectively, “Transaction Taxes”) shall be borne one hundred percent by Purchaser. All necessary Tax Returns with respect to all such Transaction Taxes shall be filed by Purchaser. For the avoidance of doubt, Transaction Taxes do not include income Taxes or any Taxes arising from or in connection with the Reorganization. If required by applicable Law, Purchaser shall timely remit to the applicable Korean Tax Authority any Securities Transaction Tax required to be remitted in respect of the transactions contemplated herein.

5.5 Records Retention

Purchaser shall retain all Tax Returns, schedules, and work papers and all material records and other documents relating thereto of the Company and Company Subsidiaries until the expiration of the later of (i) the tenth anniversary of the Closing Date or (ii) the date on which Taxes may no longer be assessed under the applicable statutes of limitation, including any waivers or extensions thereof. Thereafter, Purchaser shall not destroy or dispose of any such Tax Returns, schedules, work papers or any other material records or other documents relating thereto without giving written notice to Seller of such pending destruction or disposal and offering Seller the right to copy such documents and information. Purchaser shall be entitled to destroy or dispose of any such Tax Returns, schedules, work papers and all material records and other documents relating thereto described in such notice if Seller fail to request copies thereof within 30 days after receipt of the notice described in this Section 5.5.

5.6 Exclusivity

Except as otherwise explicitly set forth in this ARTICLE V, this ARTICLE V shall exclusively govern all Tax Claims, the retention of Tax records of the Company and Company Subsidiaries and the determination of, procedures for and all other matters related to Tax indemnification claims under this Agreement.

5.7 Tax Sharing Agreements

Seller shall release or cause the release of the Company or any Company Subsidiary from any obligation under any existing agreement (other than commercial agreements the primary subject of which is not Tax matters) relating to the allocation or sharing of Taxes (the “Tax Sharing Agreements”) with any Person (other than the Company or any other Company Subsidiary) prior to the Closing Date. For the avoidance of doubt, Seller shall cause the Company and each Company Subsidiary to have no obligation under any Tax Sharing Agreement to any Person (other than the Company or another Company Subsidiary) for the payment of Taxes.

5.8 Characterization of Indemnification Payments

Unless otherwise required by Law, all payments made pursuant to ARTICLE V and ARTICLE IX hereof (other than any payment in respect of a breach of a representation or warranty set forth in Section 2.8(e) or a claim for indemnification pursuant to Section 5.1(a)(vii)) (the “Indemnification Payment”) shall be treated for all Tax purposes as adjustments to the Purchase Price.

5.9 Closing of Tax Years; Straddle Period

To the extent permitted by Law, Seller, the Company, the Company Subsidiaries and/or Purchaser, as applicable, shall close each taxable period of the Company and each Company Subsidiary as of the Closing Date. For purposes of this ARTICLE V, in the case of any Straddle Period, the amount of any (i) Taxes based on or measured by income or receipts of the Company and Company Subsidiaries for the Pre-Closing Tax Period and (ii) all other Taxes that otherwise can be reasonably allocated to the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any Company Subsidiary holds a beneficial interest shall be deemed to terminate at such time). The amount of any Taxes of the Company and Company Subsidiaries for a Straddle Period to be attributed to the Pre-Closing Tax Period that is not susceptible to allocation based on the methodology described in the preceding sentence shall be determined by multiplying the amount of such Tax for the entire taxable period by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

ARTICLE VI

CONDITIONS TO THE CLOSING

6.1 Conditions to Obligations of Seller

Subject to Section 4.7(b), the obligations of Seller to consummate the purchase and sale of the Company Shares will be subject to the fulfillment (or written waiver by Seller), at or prior to the Closing Date, of each of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall be true and accurate on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and accurate as of such certain date), except for inaccuracies that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Purchaser’s or its Affiliates’ ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Compliance with Agreements and Covenants. All the covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing will have been complied with in all material respects.

(c) Certificate of Compliance. Purchaser shall have delivered to Seller a certificate dated as of the Closing Date, signed by a duly authorized officer of Purchaser, certifying as to compliance with Sections 6.1(a) and 6.1(b).

(d) Antitrust Approvals. All applicable clearances pursuant to the Antitrust Approvals shall have unconditionally been obtained.

(e) No Adverse Order. No Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting consummation of such transactions.

(f) Other Agreements. Purchaser shall have delivered to Seller copies of each of the Ancillary Agreements (to which it is a party), duly executed by Purchaser.

(g) Completion of Reorganization. Seller and its Affiliates shall have completed the Reorganization, in accordance with the steps set forth in Section 4.7(a) of the Seller Disclosure Schedule; provided, however, that the obligations of Seller to consummate the purchase and sale of the Company Shares shall not be subject to this condition being satisfied if the failure of the completion of the Reorganization is due solely to Seller’s material breach of its covenant described in the first sentence of Section 4.7(a).

6.2 Conditions to Obligations of Purchaser

The obligations of Purchaser to consummate the purchase and sale of the Company Shares will be subject to the fulfillment (or written waiver by Purchaser), at or prior to the Closing Date, of each of the following conditions:

(a) Accuracy of Representations and Warranties. (i) Each of the representations and warranties of Seller contained in Sections 2.1 and 2.2 of this Agreement shall be true and accurate on and as of the Closing Date in all material respects as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be accurate as of such certain date in all material respects); and (ii) each of the other representations and warranties of Seller contained in this Agreement (except as set out in paragraph (i) above) shall be true and accurate on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be accurate as of such certain date), except for inaccuracies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) Compliance with Agreements and Covenants. All the covenants and agreements contained in this Agreement to be complied with by Seller on or before the Closing will have been complied with in all material respects.

(c) Certificate of Compliance. Seller shall have delivered to Purchaser a certificate dated as of the Closing Date, signed by a duly authorized officer of Seller, certifying as to compliance with Sections 6.2(a) and 6.2(b).

(d) Antitrust Approvals. All applicable clearances pursuant to the Antitrust Approvals shall have unconditionally been obtained.

(e) No Adverse Order. No Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting consummation of such transactions.

(f) Other Agreements. Seller shall have delivered to Purchaser copies of each of the Ancillary Agreements, duly executed by Seller and/or its Affiliates (to the extent a party thereto).

(g) Completion of Reorganization. Seller and its Affiliates shall have completed the Reorganization in accordance with the steps set forth in Section 4.7 of the Seller Disclosure Schedule or with such changes as reasonably agreed by Purchaser.

6.3 Frustration of Closing Conditions

Neither Seller nor Purchaser may rely, either as a basis for not consummating the purchase and sale of the Company Shares or terminating this Agreement and abandoning such purchase and sale, on the failure of any condition set forth in Section 6.1 or 6.2, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement or failure to use all the requisite efforts required to consummate the transactions contemplated hereby, as required by and subject to Section 4.2 and any other applicable provisions of this Agreement.

ARTICLE VII

DELIVERIES

7.1 Deliveries by Seller

At the Closing, Seller shall deliver or cause to be delivered to Purchaser all of the following, and in the case of executed agreements, documents or instruments, in each case executed by a duly authorized representative of the party on such party’s behalf:

(a) original certificates representing the Company Shares and a certified copy of the updated register of shareholders of the Company reflecting Purchaser (or is nominee(s)) as the holder of the Company Shares;

(b) the certificate referred to in Section 6.2(c);

(c) executed copies of each of the Ancillary Agreements; and

(d) executed copies of the Distribution Agreement and the Amendment Agreements.

7.2 Deliveries by Purchaser

At the Closing, Purchaser shall deliver or cause to be delivered to Seller all of the following, and in the case of executed agreements, documents or instruments, in each case executed by a duly authorized representative of Purchaser on Purchaser’s behalf:

(a) the Closing Payment in immediately available funds to an account specified in writing by Seller no later than three (3) Business Days prior to the Closing Date;

(b) the certificate referred to in Section 6.1(c); and

(c) executed copies of each of the Ancillary Agreements (to the extent it is a party thereto).

ARTICLE VIII

CERTAIN RESTRICTIONS

8.1 Non-Competition

(a) Seller agrees that for a period of four (4) years from the Closing Date (the “Non-Competition Period”) it shall not and shall cause its Affiliates not to, engage in Korea in:

(1) the sale, lease, installation and maintenance of electronic security systems and the provision of related centralized monitoring and guard response services,

(2) the provision of static security guard services,

(3) the Security SI Business,

(4) the Retail Security Business, or

(5) the IT Security Business,

(collectively, the “Competitive Activities”); provided, that, the foregoing shall not prohibit Seller or any of its Affiliates from collectively owning up to an aggregate of five percent of the outstanding shares of any class of capital stock of any publicly traded Person that engages in any Competitive Activity (a “Competing Person”).

(b) Notwithstanding anything to the contrary in the foregoing, nothing in this Section 8.1 shall prevent Seller or any of its Affiliates from:

(i)	selling or divesting any or all of its assets or businesses to any Person that is not an Affiliate of Seller, and such Person shall in no way be bound by the restrictions set forth in this Section 8.1;

(ii)	acquiring the whole or any part of a Person or business which engages in any Competitive Activity or the whole or any part of a business which includes any Competitive Activity; provided, that where such Competitive Activities of such acquired Person or business represent greater than 30% of the total revenues of such Person or business (together with all revenues of all Affiliates of such Person) as set out in the latest available annual consolidated financial statements of that Person or business, such Seller and/or its Affiliates shall be required to use its commercially reasonable efforts to divest such Person, business or portion thereof to the extent engaging in such Competitive Activity within 12 months after the consummation of such acquisition;

(iii)	acquiring a Minority Investment in a Person which engages in, or includes, any Competitive Activity, so long as neither Seller nor any of its Affiliates has any participation in the management (excluding directorships or substantially similar positions) of such Person or, with respect to new Minority Investments made after the date of this Agreement and during the Non-Competition Period, provides any technical assistance or know-how in relation to the Competitive Activity. As used in this Agreement, the term “Minority Investment” means any equity investment by Seller and/or any of its Affiliates in any Person in which such Seller and any of such Seller’s Affiliates collectively hold less than 30% of the outstanding voting securities or similar equity interests of such Person entitled to elect the board of directors (or similar governing body) of such Person;

(iv)	continuing to own and/or operate any business other than a Competitive Activity during the Non-Competition Period; or

(v)	engaging in any of the following activities:

(vi)	(A) designing, manufacturing, distributing, engineering, selling, leasing, installing, servicing, testing and inspecting, repairing, monitoring and maintaining the following types of products, systems and services in any jurisdiction (in particular in Korea): (1) fire detection, fire suppression, other special hazards solutions, (2) building management systems, (3) the BEMS Business, and (4) physical security information management (also known as “PSIM”), which is a category of software that provides a platform and applications designed to integrate various systems, including heating, air-conditioning, energy, information technology, security, elevator, fire detection, fire suppression and lighting; provided that the exceptions to the non-competition covenants described in paragraphs (2) to (4) above shall not permit Seller and its Affiliates to engage in the Competitive Activities described in Section 8.1(a)(1) and Section 8.1(a)(3), except to the extent in compliance with subparagraphs (F) and (G) below;

(B) selling, repurchasing and servicing electronic article surveillance products (including acousto magnetic and radio frequency identification tags and labels) in connection with a recirculation program involving the refurbishing or recycling electronic article surveillance products;

(C) subject to clause (D) below, designing, manufacturing, distributing, selling, leasing and licensing any products or software in any jurisdiction (in particular in Korea), including products and software relating to fire detection, fire suppression or life safety in respect of fire detection or fire suppression activities;

(D) designing, manufacturing and distributing, selling and leasing to commercial contractors, integrators, distributors and resellers in Korea (in each case without installation either directly or indirectly by engaging a third party) any security, remote interactive services, retail store performance, electronic article surveillance (including acousto magnetic and radio frequency identification tags and labels) and video management and access control products, provided that for the avoidance of doubt the foregoing limitation does not apply to software;

(E) engaging in any Competitive Activity for businesses and companies that have operations or maintain their headquarters in Korea, provided that such Competitive Activities are provided outside of Korea;

(F) engaging in any Competitive Activity for a Global Account in any jurisdiction (in particular in Korea), provided that, in any case where such Competitive Activity is to be performed in Korea during the Non-Competition Period, the provision of services constituting such Competitive Activity will first be offered on market terms to the Company and the Company Subsidiaries pursuant to a subcontract arrangement to be prepared and negotiated between Seller and Purchaser, it being understood and agreed that to the extent that Seller and Purchaser fail to agree on the terms of such subcontract arrangement within 30 calendar days of the offer being made, Seller or any of its Affiliates may provide such services or subcontract the provision of such services to a third party. As used in this Agreement, the term “Global Account” means any customer of Seller and/or its Affiliates for which Seller and/or its Affiliates are providing goods and services, directly or indirectly, to locations of such customer and its Affiliates in more than one country provided that Seller cannot engage in any Competitive Activity in Korea for a Global Account which is a Korean headquartered company;

(G) installing an electronic security system (directly or indirectly through a third party) if (1) such security system is one part of an integrated system that includes a fire protection system that is not an electronic security system, and (2) the costs attributable to such electronic security system (and the installation thereof) are less than 25% of the total costs attributable to such integrated system (and the installation thereof); provided that, in any case Seller shall first offer, or Seller shall cause its relevant Affiliate to first offer, on market terms the opportunity to install such electronic security system to the Company and the Company Subsidiaries pursuant to a subcontract arrangement to be prepared and negotiated between Seller (or its Affiliates) and the Company and/or the relevant Company Subsidiaries, it being understood and agreed that to the extent that the parties fail to agree on the terms of such subcontract arrangement within 30 calendar days of the opportunity being presented to the Company and the Company Subsidiaries, Seller or any of its Affiliates shall be permitted to engage (directly or indirectly through a third party) in such installation services (it being understood that the foregoing proviso shall not apply in the event that the costs attributable to electronic security system (and the installation thereof) are 5% or less that the total costs attributable to the installation of such integrated system); and

(H) servicing, testing, inspecting, repairing and maintaining an electronic security system (directly or indirectly through a third party) if (1) such security system is one part of an integrated system that includes a fire protection system that is not an electronic security system, and (2) the costs attributable to the servicing, testing, inspecting, repairing and maintaining of such electronic security system are less than 25% of the total costs attributable to the servicing, testing, inspecting, repairing and maintaining of such integrated system; provided, that, for the avoidance of doubt, nothing in this clause (H) shall be read to permit Seller or any of its

Affiliates to engage in any remote security monitoring; provided, further, that in any case Seller shall first offer, or Seller shall cause its relevant Affiliate to first offer, on market terms the opportunity to service, test, inspect, repair and maintain such electronic security system to the Company and the Company Subsidiaries pursuant to a subcontract arrangement to be prepared and negotiated between Seller (or its Affiliates) and the Company and/or the relevant Company Subsidiaries, it being understood and agreed that to the extent that the parties fail to agree on the terms of such subcontract arrangement within 30 calendar days of the opportunity being presented to the Company and the Company Subsidiaries, Seller or any of its Affiliates shall be permitted to engage (directly or indirectly through a third party) in such servicing, testing, inspecting, repairing and maintaining services (it being understood that the foregoing proviso shall not apply in the event that the costs attributable to the servicing, testing, inspecting, repairing and maintaining of such electronic security system are 5% or less that the total costs attributable to the servicing, testing, inspecting, repairing and maintaining of such integrated system).

8.2 Non-Solicitation

(a) Seller agrees that from and after the date of this Agreement until two (2) years after the Closing Date (the “Non-Solicitation Period”), it shall not, and shall cause its Affiliates not to, directly or indirectly, solicit for employment or to request or induce any Person who is at any time from the date of this Agreement employed by the Company or the Company Subsidiaries as a Director (i-sa) or higher officer to terminate his or her employment with Purchaser or any of its Subsidiaries (including for these purposes the Company and the Company Subsidiaries), except prior to the Closing, for employees that are not Transferred Employees; provided, however, that the foregoing shall not apply (i) to solicitations made by job opportunity advertisements and headhunter searches directed to the general public rather than targeting any employees of the Company or the Company Subsidiaries, Purchaser or its Subsidiaries or (ii) with respect to any employee who has been terminated by Purchaser or its Subsidiaries (including, after the Closing, the Company and the Company Subsidiaries), or has voluntarily left his or her employment, more than six months prior to such solicitation.

(b) Purchaser agrees that during the Non-Solicitation Period, it shall not, and it shall cause each member of the Group from the Closing not to, directly or indirectly, solicit for employment or to request or induce any employee who is not a Transferred Employee or any Person who is at any time during the Non-Solicitation Period employed by Seller or any of its Affiliates holding a title of Director or higher to terminate his or her employment with such Seller or any such Affiliates; provided, however, that the foregoing shall not apply (i) to solicitations made by job opportunity advertisements and headhunter searches directed to the general public rather than targeting any employees of such Seller or any of its Affiliates or (ii) with respect to any employee who has been terminated by such Seller or its Affiliates, as applicable, or has voluntarily left his or her employment, more than six months prior to such solicitation.

8.3 Specific Performance

Seller and Purchaser recognize and affirm that in the event of breach by any such party or its Affiliates of any of the provisions of this ARTICLE VIII, money damages may be inadequate and the other parties may have no adequate remedy at law. Accordingly, Seller, on the one hand, and Purchaser, on the other hand, agree that the other party shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the other party’s obligations under this ARTICLE VIII not only by an action or actions for damages, but also by an action or actions for specific performance, injunction and/or other equitable relief in order to enforce or prevent any violations (whether anticipatory, continuing or future) of the provisions of this ARTICLE VIII. Seller and Purchaser agree that the other party is not required to post a bond in order for the other party to secure an injunction.

8.4 Severability

If at any time any of the provisions of this ARTICLE VIII shall be determined to be invalid or unenforceable by reason of being vague or unreasonable as to duration, area or scope of activity, or otherwise, then this ARTICLE VIII shall be considered divisible (with the other provisions to remain in full force and effect) and the invalid or unenforceable provisions shall become and be deemed to be immediately amended to include only such time, area, scope of activity and other restrictions, as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter, and the parties hereto expressly agree that this Agreement, as so amended, shall be valid and binding as though any invalid or unenforceable provision had not been included herein. Without limiting the foregoing, if the length of the Non-Competition Period is determined to be unacceptable under applicable Law, the Non-Competition Period shall be modified as determined by a court or other agency of competent jurisdiction or statute, as applicable, to be of the maximum length permitted under applicable Law.

ARTICLE IX

INDEMNIFICATION

9.1 Indemnification by Purchaser

Subject to the other terms, conditions and limitations of this Agreement (including the provisions of ARTICLE V and Sections 9.3, 9.4 and 9.5), from and after the Closing, Purchaser agrees to indemnify Seller and its Affiliates and its and their officers, directors, employees, agents, successors and assigns (the “Seller Indemnified Parties”) against, and to hold the Seller Indemnified Parties harmless from, all Losses suffered or incurred by any of the Seller Indemnified Parties to the extent arising out of:

(a) any inaccuracy or breach by Purchaser of any representation or warranty made by Purchaser in ARTICLE III of this Agreement; and

(b) any failure by Purchaser to perform or comply with any covenant or agreement in this Agreement (including any other provision set forth herein that requires Purchaser to indemnify Seller and/or its Affiliates upon the occurrence of certain events as described therein), other than any covenant or agreement in this Agreement relating to Taxes, which shall be governed exclusively by ARTICLE V.

9.2 Indemnification by Seller

Subject to the other terms, conditions and limitations of this Agreement (including the provisions of ARTICLE V and Sections 9.3, 9.4 and 9.5), from and after the Closing, Seller agrees to indemnify Purchaser and its Affiliates (including the Company and the Company Subsidiaries) and its and their officers, directors, employees, agents, successors and assigns (the “Purchaser Indemnified Parties”) against, and to hold the Purchaser Indemnified Parties harmless from, all Losses suffered or incurred by any of the Purchaser Indemnified Parties to the extent arising out of:

(a) any inaccuracy of or breach by Seller of any representation or warranty made by Seller in ARTICLE II of this Agreement (other than Section 2.8, which shall be governed by ARTICLE V);

(b) any failure by Seller to perform or comply with any covenant or agreement in this Agreement (including any other provision set forth herein that requires Seller to indemnify Purchaser upon the occurrence of certain events as described therein), other than any covenant or agreement in this Agreement relating to Taxes, which shall be governed exclusively by ARTICLE V; and

(c) any Liabilities of Seller and Seller’s Affiliates (other than the Company and the Company Subsidiaries), including Dong Bang Electronic Ind. Co., Ltd., Tyco Marine Services Korea Co., Ltd. or Seaplus Co., Ltd.

9.3 Limitations on Indemnification

(a) Time limitations

(1) The representations and warranties set forth in this Agreement and the right to assert a claim for indemnification with respect thereto pursuant to Section 9.1(a) or 9.2(a) shall survive the Closing for eighteen (18) months from the Closing Date and shall thereafter be of no further force or effect; provided, that, the representations and warranties in Sections 2.1, 2.2 and 3.1 and the right to assert a claim for indemnification with respect thereto pursuant to Section 9.1(a) or 9.2(a) shall survive the Closing indefinitely and the representations and warranties in Section 2.8 shall (subject to the limitation on indemnification set forth in Section 5.2(a)) survive the Closing until the expiration of the applicable statute of limitations for the relevant claim plus thirty (30) days.

(2) The covenants and agreements set forth in this Agreement (other than any covenant or agreement pursuant to Section 4.1, 4.2(e), 4.6(i), 4.9(b) or ARTICLE V), and the right to assert a claim for indemnification with respect thereto pursuant to Section 9.1(b) or 9.2(b) shall not survive the Closing, except with respect to those covenants and agreements that by their terms contemplate performance in whole or in part after the Closing, which shall remain in full force and effect until the date by which such covenant or agreement is required to be performed.

(3) The covenants and agreements pursuant to Section 4.1, 4.2(e), 4.6(i) or 4.9(b), and the right to assert a claim for indemnification with respect thereto pursuant to Section 9.2(b) shall survive the Closing until the first anniversary of the Closing Date and shall thereafter be of no further force or effect.

(4) The covenants and agreements set forth in this Agreement relating to Taxes and the right to assert a claim for indemnification with respect thereto pursuant to ARTICLE V, as well as the right to assert a claim for indemnification pursuant to Section 9.2(c), shall survive the Closing until the expiration of the applicable statute of limitations for the relevant claim plus thirty (30) days.

(5) If a party delivers an indemnification notice to the other party before the expiration of a representation or warranty or covenant or agreement, then the right to assert a claim for indemnification with respect to the applicable representation or warranty or covenant or agreement shall survive until, but only for purposes of, the resolution of the matter covered by such notice. No claim for indemnification under Section 9.1(a), 9.1(b), 9.2(a), 9.2(b) or 9.2(c) may be made after the expiration of the applicable survival period.

(b) Notwithstanding anything to the contrary contained herein, an Indemnified Party shall not be entitled to indemnification (A) under Section 9.1(a) or 9.2(a) (except for any claims for indemnification in respect of a breach of a representation or warranty contained in Section 2.8 or Sections 2.1, 2.2 and 3.1) until such party (together with its Affiliates) shall have incurred (i) with respect to any particular claim (taken together with other claims arising out of the same or similar circumstances (“Related Claims”)), an indemnifiable Loss in excess of KRW 550,000,000 (such amount, the “Minimum Per Claim Amount”), and (ii) as to all such claims, indemnifiable Losses in excess of one and a half (1.5) percent of the Base Purchase Price (expressed in Korean Won using the five-day average Reference Exchange Rate ending and including the third Business Day prior to the Closing Date) in the aggregate (the “Deductible”), and then only to the extent that such Losses exceed the Deductible; and (B) with respect to any particular claim under Section 9.2(b) relating to a breach of the covenants and agreements in Section 4.1, unless an indemnifiable Loss is in excess of one-half of the Minimum Per Claim Amount, rather than the Minimum Per Claim Amount.

(c) Amount limitations

(1) An Indemnifying Party shall be obligated to indemnify, defend or hold harmless any Indemnified Party with respect to the matters covered by Section 9.1(a) or 9.2(a) (except for any claims for indemnification in respect of a breach of a representation or warranty contained in Section 2.8 or Sections 2.1, 2.2 and 3.1) only to the extent the aggregate amount of the Related Claims to be payable by such Indemnified Party exceeds the Deductible and then only to the extent of such amount that is in excess of the Deductible; provided, that, no individual claim or series of Related Claims shall be so asserted unless and until the aggregate amount that would be payable pursuant to each such claim or series of Related Claims exceeds an amount equal to the Minimum Per Claim Amount (it being understood that the whole of such claims shall be counted, not just the excess over the Minimum Per Claim Amount, but that any such individual claims or series of Related Claims for amounts less than the Minimum Per Claim Amount shall be ignored in determining whether the Deductible has been exceeded).

(2) Under no circumstance shall Seller’s aggregate obligation to provide indemnification for matters covered by Sections 9.2(a) exceed 7.5 percent of the Base Purchase Price (expressed in Korean Won using the five-day average Reference Exchange Rate ending and including the third Business Day prior to the Closing Date), and Seller’s aggregate Indemnification Payment under this Agreement shall not exceed 20 percent of the Base Purchase Price (expressed in Korean Won using the five-day average Reference Exchange Rate ending and including the third Business Day prior to the Closing Date), provided that the foregoing limitations shall not apply to any claims for indemnification in respect of a breach of a representation or warranty contained in Sections 2.1, 2.2 or 2.8(e), for matters covered by Section 9.2(c) or for indemnification pursuant to Section 5.1(a)(vii), and Seller’s aggregate obligation to provide indemnification in respect of a breach of a representation or warranty contained in Sections 2.1, 2.2 and for matters covered by Sections 9.2(c) and 5.1(a)(vii) shall not exceed 100% of the Purchase Price.

(d) Each party acknowledges and agrees that its sole and exclusive post-Closing remedy with respect to any and all claims relating to this Agreement and the transactions contemplated hereby (other than claims arising from fraud and other than any disputes relating to Closing Working Capital, Closing Cash and/or Closing Indebtedness, which shall be governed by Section 1.5) shall be pursuant to the indemnification provisions set forth in ARTICLE V and this ARTICLE IX. In furtherance of the foregoing, Purchaser hereby waives on its own behalf and on behalf of its Affiliates (including the Company and the Company Subsidiaries following the Closing), from and after the Closing, to the fullest extent permitted under Law, any and all claims (other than claims arising from fraud, willful misconduct or willful concealment) it may have against Seller or any of its Affiliates arising under or based upon this Agreement, any document or certificate delivered in connection herewith (other than any Ancillary Agreement or the Distribution Agreement, or trade receivables or payables incurred in the ordinary course of business), any commercial agreements or arrangements between the Company or any Company Subsidiary, on the one hand, and Seller or any of its Affiliates, on the other hand, any Law or otherwise, except pursuant to the indemnification provisions set forth in ARTICLE V and this ARTICLE IX. Notwithstanding the foregoing, nothing in this Section 9.3(d) shall limit or restrict the ability or right of Purchaser to seek injunctive or other equitable relief for any breach or alleged breach of any provision of this Agreement, pursuant to Sections 8.3, 11.4 or otherwise, provided that any procedures in respect of and limitations on Losses or Liabilities in this ARTICLE IX shall in no event be diminished or circumvented by such relief.

(e) Notwithstanding any other provision in this Agreement to the contrary, there shall be no right to indemnification hereunder for any Losses or Taxes to the extent that such Losses or Taxes were taken into account in the final determination of Closing Working Capital, Closing Cash or Closing Indebtedness pursuant to Section 1.5.

(f) Each party shall take, and shall cause its Affiliates to take, all commercially reasonable efforts to mitigate upon and after becoming aware of any event which could reasonably be expected to give rise to a claim for indemnification hereunder.

(g) No Indemnitee shall be entitled to recover any amount relating to any matter arising under one provision of this Agreement to the extent such Indemnitee (or other Purchaser Indemnified Parties in the event of a Purchaser Indemnified Party, or other Seller Indemnified Parties in the event of a Seller Indemnified Party) had already recovered such amount with respect to such matter pursuant to that or other provisions of this Agreement.

(h) If, prior to the Closing, any party (such party, the “Claiming Party”) has knowledge of any breach by the other party of any representation or warranty contained in this Agreement, and the Claiming Party proceeds with the Closing, the Claiming Party shall be deemed to have waived such breach and the Claiming Party and its successors, assigns and Affiliates shall not be entitled to indemnification for such breach pursuant to Section 9.1(a) or 9.2(a), to sue for damages or to assert any other right or remedy arising from any matters relating to such condition or breach, notwithstanding anything to the contrary contained herein or in any certificate delivered pursuant hereto; provided, that the foregoing waiver shall not apply with respect to any breach by the other party of any representation or warranty made by such party under this Agreement, so long as the Claiming Party has provided prompt notice to such party upon becoming aware of a breach, but in any event prior to the Closing. The Indemnified Parties or Tax Indemnified Parties, as applicable, hereby waive to the fullest extent permitted under applicable Law the remedy of rescission.

(i) Neither party shall be entitled to indemnification pursuant to ARTICLE V or this ARTICLE IX, to sue for damages or to assert any other right or remedy with respect to any Loss, cause of action or other claim to the extent it (i) is a possible or potential Loss, cause of action or claim that such party believes may be asserted rather than a Loss, cause of action or claim that has, in fact, been filed of record against such party or one of its Affiliates or paid or incurred by such party or one of its Affiliates, or (ii) is a Loss, cause of action or claim with respect to which such party or any of its Affiliates has taken action (or caused action to be taken) to accelerate the time period in which such matter is asserted or payable, other than action taken (a) to comply with applicable Laws, (b) in the ordinary course of business of the Group following Closing consistent with the business as carried on at Closing or (c) at the direction of Seller or any of its Affiliates.

(j) Notwithstanding anything herein to the contrary, in no event shall any Indemnifying Party be liable for any (x) exemplary or punitive damages or (y) damages actually incurred due to any breach to the extent not reasonably foreseeable in relation to the applicable breach, except (in the case of both clauses (x) and (y)) (i) in the event of fraud, willful misconduct or willful concealment and (ii) to the extent such damages are payable to a third party in connection with a Third Party Claim.

9.4 Computation of Indemnity Payments

(a) The amount payable under this ARTICLE IX in respect of any Loss and any amount payable in respect of any claim under ARTICLE V shall be calculated net of (A) any Tax Benefit actually realized by the Indemnitee (or any of its Affiliates) as of the time of payment or at any time thereafter on account of the event giving rise to such payment, (B) any related reserves set forth in the Audited Financial Statements in relation to breach of representations and warranties in ARTICLE II under ARTICLE IX only, which are set forth in

Section 9.4 of the Seller Disclosure Schedule, and (C) any insurance proceeds or other amounts under indemnification agreements with third parties received by the Indemnitee on account thereof (net of the costs of recovery of such proceeds). If the Indemnitee (or any of its Affiliates) receives a Tax Benefit at any time after an indemnification payment is made to it under this ARTICLE IX or ARTICLE V, as applicable, then the Indemnitee shall as soon as practicable pay to the Person or Persons that made such indemnification payment the amount of such Tax Benefit at such time or times as and to the extent that such Tax Benefit is actually realized by the Indemnitee (or its applicable Affiliate). As used in this Section 9.4, “Tax Benefit” shall mean any refund of Taxes (except for any Transaction Taxes, where Purchaser or any of its Affiliates settled such Transaction Taxes) paid or reduction in the amount of Taxes (except for any Transaction Taxes, where Purchaser or any of its Affiliates settled such Transaction Taxes) which otherwise would have been paid due to a Tax deduction or credit, or other specifically identifiable Tax benefit or allowance arising by reason of the event giving rise to a claim under this ARTICLE IX or ARTICLE V.

(b) The Indemnitee shall, and shall cause its Affiliates to, use commercially reasonable efforts to seek full recovery under all insurance policies and/or indemnification agreements covering any indemnifiable Loss or indemnified Tax or other Tax Benefit provided that the Indemnitee shall not be required to instigate Proceedings to recover such amounts. In the event that an insurance or other recovery (which is directly referable to the cause of the indemnification payment) is made at any time after an indemnification payment to the Indemnitee has been made with respect to any indemnified Loss or indemnified Tax, then, to the extent of the amount of such indemnification payment, a refund equal to the aggregate net amount of the recovery (less the costs of recovery to the Indemnitee) shall be made promptly to the Person or Persons that provided such indemnity payment to such Indemnitee.

9.5 Procedures for Indemnification

(a) Any Person making a claim for indemnification under Section 9.1 or 9.2 (an “Indemnified Party”) shall notify the party against whom indemnification is sought (an “Indemnifying Party”) of the claim in writing promptly after receiving notice of any action, lawsuit, proceeding, investigation, demand or other claim against the Indemnified Party by a third party (a “Third Party Claim”), describing the Third Party Claim, the amount thereof (if known and quantifiable) and the basis thereof in reasonable detail (such written notice, an “Indemnification Notice”); provided, that, the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that (and only to the extent that) such failure shall have caused the indemnifiable Losses to be greater than such Losses would have been had the Indemnified Party given the Indemnifying Party prompt notice hereunder.

Any Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim at such Indemnifying Party’s expense, and at its option shall be entitled to assume the defense thereof by appointing a reputable counsel to be the lead counsel in connection with such defense; provided, that, the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ counsel of its choice for such purpose (provided, that, the fees and expenses of such separate counsel shall be borne by the Indemnified Party and shall not be recoverable from such Indemnifying Party under this ARTICLE IX).

Upon assumption of the defense of any such Third Party Claim by the Indemnifying Party, the Indemnified Party will not pay, or permit to be paid, any part of the Third Party Claim, unless the Indemnifying Party consents in writing to such payment (such consent not to be unreasonably withheld or delayed) or unless a final judgment or tribunal finding from which no appeal may be taken by or on behalf of the Indemnified Party is entered or made against the Indemnified Party for such Liability or a matter has been settled with the consent (such consent not to be unreasonably withheld or delayed) of the Indemnifying Party. Notwithstanding anything to the contrary herein, the Indemnifying Party shall not compromise or settle, or admit any Liability with respect to, any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), unless the relief consists solely of (i) money damages (all of which the Indemnifying Party shall pay) and (ii) includes a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all Liability with respect thereto.

The Indemnified Party shall provide its reasonable cooperation with the Indemnifying Party in defense of Third Party Claims, including by making employees, information and documentation reasonably available. If the Indemnifying Party shall not reasonably promptly assume the defense of any such Third Party Claim, or fails to prosecute or withdraws from the defense of any such Third Party Claim, the Indemnified Party may defend against such matter in a manner consistent with the above provisions regarding conduct of the defense by the Indemnified Party; provided, that, the Indemnified Party may not settle any such matter without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(b) The Indemnified Party shall notify the Indemnifying Party with respect to an indemnifiable claim together with the Related Claims that exceeds the Minimum Per Claim Amount even though the amount thereof, plus the amount of other indemnifiable claims that exceed the Minimum Per Claim Amount previously notified by the Indemnified Party, in the aggregate, is less than the Deductible.

(c) In the event that any party or any of its Affiliates alleges that it is entitled to indemnification hereunder, and that its claim is covered under more than one provision of this ARTICLE IX, such party or Affiliates shall be entitled to elect the provision or provisions under which it may bring a claim for indemnification.

(d) A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the party from whom indemnification is sought.

ARTICLE X

TERMINATION AND WAIVER

10.1 Termination

This Agreement may be terminated:

(a) at any time prior to the Closing by the mutual written consent of Seller and Purchaser;

(b) by Purchaser, if Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement (including its obligations to complete the Closing when obliged to do so) and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2, (B) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure to perform (or if earlier by the Outside Date) and (C) has not been waived by Purchaser;

(c) by Seller, if Purchaser breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement (including its obligations to complete the Closing when obliged to do so) and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1, (B) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure to perform (or if earlier by the Outside Date) and (C) has not been waived by Seller;

(d) by Purchaser or by Seller, upon written notice to the other party, if the Closing has not occurred on or before the date that is six (6) months after the date hereof (the “Outside Date”) provided, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to a party if the failure of such party to fulfill any of its obligations under this Agreement is the primary cause of the failure of the Closing to occur on or before such date; and

(e) by Seller, if all conditions in Sections 6.2(b), (d) and (g) have been satisfied (and all other conditions in Section 6.2 are capable of being satisfied and would have been satisfied at the Closing were the Closing to occur on the date of termination) and Purchaser shall have failed to complete the Closing within two Business Days after the date on which the Closing should have occurred, pursuant and subject to the provisions of Section 1.4 hereof.

10.2 Effect of Termination

(a) In the event of termination in accordance with Section 10.1, this Agreement will forthwith become void and there will be no Liability on the part of any party hereto, except Section 4.5 relating to confidentiality, the last sentence of Section 4.11(d), this Section 10.2, ARTICLE XI and any corresponding definitions set forth in ARTICLE XII, each of which shall survive termination; provided, however, that except as set forth below, nothing herein shall relieve either party from Liability for any breach hereof prior to such termination.

(b) In the event that this Agreement is terminated by Seller pursuant to Section 10.1(c) or 10.1(e), then Purchaser shall pay U.S.$ 96,500,000 (the “Purchaser Termination Fee”) to Seller or as directed by Seller as promptly as reasonably practicable (and, in any event, within two Business Days following such termination), payable by wire transfer of same day funds.

(c) Purchaser acknowledges that (i) the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement and (ii) in light of the difficulty of accurately determining actual damages upon any termination of this Agreement under circumstances in which the Purchaser Termination Fee is payable pursuant to Section 10.2(b), Seller’s right to such payment constitutes a reasonable estimate of the losses that will be suffered by reason of any such termination of this Agreement and thus constitutes liquidated damages (and not a penalty). In the event that Purchaser shall fail to pay the Purchaser Termination Fee when due, Purchaser shall reimburse Seller and its Affiliates for all reasonable costs and expenses actually incurred or accrued by Seller and/or its Affiliates (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amount, together with interest on such unpaid amounts at the Prime Rate, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment.

(d) The parties acknowledge and agree that nothing in this Section 10.2 shall be deemed to affect their respective rights to specific performance under Section 11.4, including Seller’s right to specifically enforce Purchaser’s rights under the terms and conditions of the Equity Financing Commitment in accordance with Section 11.4 in order to specifically enforce this Agreement.

(e) Without prejudice to Section 10.2(d), Seller acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims for monetary damages relating to Purchaser’s breach of this Agreement on or prior to the Closing shall be the Purchaser Termination Fee, which shall only be payable in accordance with the terms of this Agreement, and, upon receipt of the Purchaser Termination Fee, Seller shall waive, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action that it may have against Purchaser related to such breach, whether arising under or based upon this Agreement.

10.3 Waiver

Any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of the other party hereto; (b) waive any inaccuracies in or breaches of the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party to be bound thereby.

ARTICLE XI

GENERAL PROVISIONS

11.1 Expenses

Except as otherwise set forth herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, whether or not the Closing will have occurred.

11.2 Notices

All notices, requests, claims, demands and other communications hereunder will be in writing and will be given or made (and will be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by confirmed telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

(a) if to Seller:	c/o Tyco International Management Company, LLC 9 Roszel Road Princeton, NJ 08540 Attn: General Counsel Fax: (609) 720-4320

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Alan M. Klein

Fax:(212) 455-2502

and

Simpson Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road

Hong Kong

Attn:   Jin-Hyuk Park

Fax:    (852) 2869-7694

(b) if to Purchaser:
SIREN INVESTMENT, L.L.C. c/o The Corporation Trust Company 1209 Orange Street, Wilmington, New Castle Country, Delaware 19801 USA Attn: Norma Kuntz Fax: (202) 347-1818
with a copy to:
Clifford Chance 28th Floor, Jardine House One Connaught Place Hong Kong Attn: Simon Cooke Fax: (852) 2825-8800

11.3 Severability

If any term or other provision of this Agreement is held invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision that effects the original intent of the parties as closely as possible in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

11.4 Enforcement

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, (a) Purchaser shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Seller and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such party is entitled at law or in equity and (b) Seller shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Purchaser or to enforce specifically the terms and provisions of this Agreement and the Equity Financing Commitment to prevent breaches of, or enforce compliance with, those covenants of Purchaser that require Purchaser to (i) use its reasonable best efforts to obtain the Purchaser Financing (including, to the extent required, Alternative Financing) and satisfy the conditions to Closing set forth in ARTICLE VI, including complying with and performing its covenants and agreements herein, including the covenants set forth in Sections 4.2 and 4.11, and (ii) consummate the purchase and sale of the Company Shares and the other transactions contemplated by this Agreement, if in the case of this clause (ii), the Debt Financing (or Alternative Financing obtained in accordance with Section 4.11) is available to be drawn down by Purchaser pursuant to the terms of the applicable agreements but is not so drawn down solely as a result of Purchaser refusing to do so in breach of this Agreement. The parties further agree that (x) by seeking the remedies provided for in this Section 11.4, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement or the Equity Financing Commitment (including monetary damages) in the event that the remedies provided for in this Section 11.4 are not available or otherwise are not granted, and (y) nothing set forth in this Section 11.4 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.4 prior or as a condition to exercising any termination right under ARTICLE X (and/or receipt of any amounts due pursuant to Section 10.2), nor shall the commencement of any legal action or legal proceeding pursuant to this Section 11.4 or anything set forth in this Section 11.4 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of ARTICLE X, or pursue any other remedies under this Agreement or the Equity Financing Commitment that may be available then or thereafter. To the extent any party hereto brings any action to enforce specifically the performance of the terms and provisions of this Agreement (other than an action solely to specifically enforce any provision that expressly survives termination of this Agreement pursuant to Section 10.2(a)) when available to such party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended by (1) the amount of time during which such action is pending, plus 20 Business Days, or (2) such other time period established by the court presiding over such action.

11.5 Entire Agreement

This Agreement (including the Exhibits and Schedules hereto) and the Ancillary Agreements, together with the Confidentiality Agreement, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings with respect to the subject matter hereof and thereof, both written and oral. Neither this Agreement nor any Ancillary Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein, and none shall be deemed to exist or be inferred with respect to the subject matter hereof.

11.6 Assignment

This Agreement shall not be assigned by any party without the prior written consent of the non-assigning parties; provided, however, that (i) Seller may assign any or all of its rights under this Agreement (except the right to receive the Purchase Price) to one or more Affiliates of such Seller without the consent of Purchaser, but no such assignment will limit such Seller’s obligations hereunder, (ii) Purchaser may assign, upon giving written notice to Seller, any or all of its rights under this Agreement (A) to any Affiliate of Purchaser; or (B) by way of security to any bank(s) and/or other financial institution(s) or lender(s) lending money or making other banking facilities (including any refinancing of such loans and facilities) available to Purchaser or its Affiliates for the purposes of the transactions contemplated in this Agreement, in each case without the consent of Seller, but no such assignment will limit Purchaser’s obligations hereunder, and (iii) Purchaser may assign, upon giving written notice to Seller not less than ten (10) Business Days prior to the Closing, all of its rights and obligations under this Agreement to an Affiliate of Purchaser which is at such time majority indirectly owned by the Guarantors, if such Affiliate transferee qualifies as the Purchaser under the definition of “Purchaser” in the Guarantee and the Equity Financing Commitment, and such assignment shall take effect not less than five (5) Business Days prior to the Closing (and such assignee shall be “Purchaser” for all purposes of this Agreement).

11.7 No Third-Party Beneficiaries

Except as otherwise expressly provided in ARTICLE IX, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.8 Amendment

This Agreement may not be amended or modified except by an instrument in writing signed by each of the parties hereto.

11.9 Governing Law; Jurisdiction

(a) This Agreement will be governed by, and construed in accordance with, the Laws of the State of New York.

(b) Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by the other party or its successors or assigns shall be brought and determined in any New York State or federal court sitting in the Borough of Manhattan in The City of New York (or, if such court lacks subject matter jurisdiction, in any appropriate New York State or federal court), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.10 Public Announcements

From and after the date hereof through (and including) the Closing Date, the timing and content of all press releases or other written public announcements regarding any aspect of this Agreement to the financial community, Governmental Bodies, employees or the general public by Purchaser or Seller shall be subject to prior consultation with and the consent of the other (which shall not be unreasonably withheld or delayed); provided, however, that a party may, without the prior consent of any other party, issue such a press release or other similar public statement as may be required by applicable Law or any listing agreement with a securities exchange to which the disclosing party is a party, if the disclosing party has used all commercially reasonable efforts to consult with the other and to obtain the other’s consent but has been unable to do so in a timely manner.

11.11 Waiver of Jury Trial

EACH PARTY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY DISPUTE IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN, AND AGREES TO TAKE ANY AND ALL ACTION NECESSARY OR APPROPRIATE TO EFFECT SUCH WAIVER.

11.12 Disclosure Generally

A disclosure made by Seller in any section of this Agreement or any Schedule (or subparts thereof) that reasonably informs Purchaser of information with respect to another section of this Agreement or any other Schedule (or subparts thereof) as and to the extent that the relevance of such matter to such other section of this Agreement or any other Schedule (or subparts thereof) is reasonably apparent on the face of such disclosure shall be deemed, for all purposes of this Agreement, to have been made with respect to all such other sections of this Agreement and all such other Schedules (or subparts thereof), notwithstanding any cross-references (which are included solely as a matter of convenience) or lack of a Schedule reference in any representation or warranty. Information reflected in any Schedule is not necessarily limited to matters required by this Agreement to be reflected in such Schedule. Such additional information is set forth for informational purposes and does not necessarily include other matters of a similar nature. Disclosure of such additional information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed and disclosure of such information shall not be deemed to enlarge or enhance any of the representations or warranties in this Agreement or otherwise alter in any way the terms of this Agreement. Inclusion of information in any Schedule shall not be construed as an admission that such information is material to the business, assets, liabilities, financial position, operations or results of operations of Seller, its Subsidiaries, the Company or any Company Subsidiary. Notwithstanding the above, there shall be no deemed disclosure against the representations and warranties in Sections 2.1 and 2.2 and no disclosure at all against the representations and warranties in Section 2.8(e).

11.13 No Presumption Against Drafting Party

Purchaser and Seller each acknowledge that they have been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

11.14 Time Periods

Unless specified otherwise, any action required hereunder to be taken within a certain number of days shall be taken within that number of calendar days (and not Business Days); provided, however, that if the last day for taking such action falls on a weekend or a holiday in New York, New York or Seoul, Korea, the period during which such action may be taken shall be automatically extended to the next Business Day.

11.15 Execution of Agreement

This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic mail transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.

11.16 Waiver of Conflicts; Attorney-Client Privilege

(a) Purchaser waives and will not assert, and Purchaser agrees to cause its Affiliates (including, following the Closing, the Company and the Company Subsidiaries) to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing, of Seller or any of its Affiliates or any shareholder, officer, employee or director of Seller or any of its Affiliates (any such Person, a “Designated Person”) by any legal counsel currently representing Seller or any of its Affiliates (including the Company and the Company Subsidiaries) in connection with any matter under this Agreement (the “Current Representation”).

(b) Purchaser waives and will not assert, and Purchaser agrees to cause its Affiliates (including, after the Closing, the Company and the Company Subsidiaries) to waive and not assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation, including in connection with a dispute with Purchaser or any of its Affiliates (including the Company and the Company Subsidiaries), it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Seller and/or its Affiliates (other than, following the Closing, the Company and the Company Subsidiaries).

ARTICLE XII

CERTAIN DEFINITIONS

12.1 Certain Defined Terms

As used in this Agreement, the following terms shall have the following meanings:

“Accounting Firm” has the meaning given in Section 1.5(e).

“ADT CAPS” has the meaning given in Section 2.5(a).

“ADT Security” has the meaning given in Section 2.5(a).

“Affiliate” means, (i) with respect to a specified Person (including Purchaser), any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person; and (ii) with respect to Purchaser, also includes (1) Carlyle Asia Partners IV, L.P., an exempt partnership established in the Cayman Islands; (2) CAP IV Coinvestment, L.P., a partnership established in Ontario; (3) Carlyle Partners VI Cayman L.P., a partnership established in Cayman Islands; (4) any partnership, limited liability company, unincorporated entity, trust or legal entity directly or indirectly under The Carlyle Group, L.P.’s Control (each a “Carlyle Entity”, but for the avoidance of doubt, not including any portfolio company or entity in which any investment fund managed by any Carlyle Entity has invested); and (5) any alternative investment or co-investment fund, entity or company (including without limitation, any investment trust, limited partnership or general partnership) managed by a Carlyle Entity.

“Agreement” has the meaning given in the Preamble.

“Alternative Financing” has the meaning given in Section 4.11(b).

“Amendment Agreements” mean the amendments to (i) Products Distribution and Logistics Service Agreement, dated October 1, 2013, by and between Dong Bang Electronic Industrial Co., Ltd. and ADT CAPS Co., Ltd., (ii) CMS Products Refurbishment, Storage and Delivery Agreement, dated October 1, 2013, by and between Dong Bang Electronic Industrial Co., Ltd. and ADT CAPS Co., Ltd. and (iii) Products Distribution and Logistics Service Agreement, dated November 25, 2013, by and between Dong Bang Electronic Industrial Co., Ltd. and ADT Security Co., Ltd., each in the form as attached to the Seller Disclosure Schedule.

“Ancillary Agreements” means the Transition Services Agreement, the Intellectual Property Agreement and the Trademark Agreement.

“Anticorruption Laws” shall mean laws, regulations or orders relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of the Company or Company Subsidiaries; including, without limitation, laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, commercial entity, or other any other Person to obtain a business advantage; such as, without limitation, such as the Act on the Prevention of Corruption and the Establishment and Management of the Anti-Corruption and Citizens’ Rights Commission, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, and the UK Bribery Act of 2010.

“Antitrust Approvals” means the necessary approvals, orders, permits or other Consents under any Competition Law set forth on Section 4.2(b) of the Purchaser Disclosure Schedule.

“Assumed Defined Contribution Plans” has the meaning set forth in Section 4.6(h).

“Audited Financial Statements” has the meaning given in Section 2.5(a).

“Base Purchase Price” has the meaning given in Section 1.2.

“BEMS Business” means monitoring, controlling and optimizing a building’s energy use through remote based energy management solutions.

“Business Day” means any day other than (i) any Saturday or Sunday or (ii) any other day on which banks located in New York, New York or Seoul, Korea are required or authorized by Law to be closed for business.

“Calculation Principles” means (1) the accounting principles, policies and practices, in each case as adopted and applied in the preparation of the Example Working Capital Calculation, applied on a consistent basis, (2) to the extent not otherwise addressed in paragraph (1) above, U.S. GAAP as applied by ADT CAPS in preparing its monthly balance sheets for the fiscal year ended September 27, 2013 as part of its internal monthly management reports, applied on a consistent basis, (3) to the extent not otherwise addressed in paragraphs (1) and (2) above, U.S. GAAP as applied by Tyco International Ltd. to its audited financial statements applied on a consistent basis, and (4) to the extent not otherwise addressed in paragraphs (1), (2) and (3) above, U.S. GAAP.

“Capital Gains Tax” means any Korean capital gains Tax with respect to any consideration payable to Seller under this Agreement.

“Capstec” has the meaning given in Section 2.5(a).

“Claiming Party” has the meaning given in Section 9.3(h).

“Closing” has the meaning given in Section 1.3.

“Closing Cash” means, except as otherwise set forth in Section 4.6(j) of the Seller Disclosure Schedule, as of 11:59 p.m., Seoul time, on the day immediately preceding the Closing Date (and assuming full completion of the Reorganization), all cash, cash equivalents and marketable securities held by the Company and the Company Subsidiaries, including all outstanding security, customer or other deposits; provided, that, Closing Cash shall be reduced by the amount of any checks written and mailed (but not yet cashed) by the Company and the Company Subsidiaries as of 11:59 p.m., Seoul time, on the day immediately preceding the Closing Date.

“Closing Date” has the meaning given in Section 1.3.

“Closing Indebtedness” means, except as otherwise set forth in Section 4.6(j) of the Seller Disclosure Schedule, without duplication, as of 11:59 p.m., Seoul time, on the day immediately preceding the Closing Date (and assuming full completion of the Reorganization), (i) the amount of all indebtedness for borrowed money of the Company and the Company Subsidiaries (including any unpaid principal, premium and accrued and unpaid interest), (ii) liabilities of the Company and/or the Company Subsidiaries evidenced by bonds, debentures, overdrafts, notes or other similar instruments or debt securities, or any other interest bearing liabilities and/or any balances owed under any secured lending or credit facilities, (iii) letters of credit (to the extent drawn) issued by the Company and/or the Company Subsidiaries, (iv) declared and/or accrued but unpaid dividends of the Company, (v) to the extent payable by the Company or any Company Subsidiary, any financial, accounting, tax, legal and other advisory fees and costs incurred by the Company and the Company Subsidiaries in connection with the preparation for, negotiation and implementation of the transactions contemplated by this Agreement and the Ancillary Agreements, together with any Taxes charged thereon, and (vi) such amounts set forth in Section 4.6(j) of the Seller Disclosure Schedule; other than, in each of clauses (i) through (iii) above, any such indebtedness among the Company and/or Company Subsidiaries but including any early repayment, prepayment, or break costs, fees or penalties in respect of any such items.

“Closing Payment” has the meaning given in Section 1.5(b).

“Closing Working Capital” means, except as otherwise set forth in Section 4.6(j) of the Seller Disclosure Schedule, the working capital of ADT CAPS, as of 11:59 p.m., Seoul time, on the day immediately preceding the Closing Date (and assuming full completion of the Reorganization) as determined in accordance with the Calculation Principles, and which shall be (i) the sum of all current assets of ADT CAPS, including in each case, accounts receivable (net of applicable reserves), trade receivables and other receivables, prepaid expenses and inventory

(net of applicable reserves), but excluding Closing Cash, all receivables due or owing to ADT CAPS from the Company, Capstec or ADT Security, current and deferred Tax assets, any non-trade receivables or interest receivables due or owing to ADT CAPS from Seller or any of its Affiliates, and the prepaid expense to Seller or its Affiliates in respect of global insurance premium contributions, minus (ii) the sum of all current liabilities of ADT CAPS, including in each case all accounts payable, trade payables and other payables, current Tax liabilities (other than non-U.S. income tax payables and withholding tax payables), accrued expenses and deferred revenue, but excluding any current portion of Closing Indebtedness, all payables owed by ADT CAPS to the Company, Capstec or ADT Security, deferred Tax liabilities, income tax liabilities and any non-trade payables owed by ADT CAPS to Seller or any of its Affiliates. For the avoidance of doubt, any checks written and mailed (but not yet cashed) by ADT CAPS as of 11:59 p.m., Seoul time, on the day immediately preceding the Closing Date shall not be taken into account in determining Closing Working Capital.

“Company” means Tyco Fire & Security Services Korea Co., Ltd., a company organized and existing under the Laws of Korea, after giving effect to completion of the Reorganization.

“Company Benefit Plans” has the meaning given in Section 2.7(a).

“Company Employee” means at the relevant time any employee of the Company or Company Subsidiary. Company Employees shall also include any employee of Seller or its respective Affiliates whose employment is transferred to the Company or Company Subsidiary pursuant to Section 4.6(a)(ii).

“Company Pro Forma Balance Sheet” has the meaning given in Section 2.5(a).

“Company Representative” shall mean any of the Company or the Company Subsidiaries, or any director, officer, agent, employee, representative, consultant, or any other Person while acting for or on behalf of foregoing (individually and collectively).

“Company Shares” means 268,412 shares, with a par value of KRW10,000 per share, of the issued and outstanding capital stock of the Company.

“Company Subsidiaries” means the Subsidiaries of the Company after giving effect to completion of the Reorganization, which shall be ADT CAPS, Capstec and ADT Security.

“Competing Person” has the meaning given in Section 8.1(a).

“Competition Laws” shall mean any Laws, including the Korean Monopoly Regulation and Fair Trade Act, relating to the regulation of monopolies or competition in any jurisdiction.

“Competitive Activities” has the meaning given in Section 8.1(a).

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of November 16, 2013, between Tyco International Management Company, LLC and Carlyle Asia Investment Advisors Limited.

“Consent” means a consent, authorization or approval of a Person or a waiver by a Person.

“Contract” means any written or enforceable oral contract, agreement, license, lease, sales order, purchase order, indenture, mortgage, note, bond or warrant (including all amendments, supplements and modifications thereto).

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the operations, policies, affairs or management of a Person, whether through the ownership of voting securities, acting as a trustee, general partner or executor, by contract or otherwise, including, without limitation, through the ownership of securities conferring the right to directly or indirectly elect a majority of the board of directors or equivalent management body of such Person, or the rights to exercise, directly or indirectly, more than 50% of the voting rights at any meeting of such Person.

“Covered Insurance Claim” has the meaning given in Section 4.10(b).

“Current Representation” has the meaning given in Section 11.16(a).

“Debt Financing” has the meaning given in Section 3.6(b).

“Debt Financing Commitments” has the meaning given in Section 3.6(b).

“Deductible” has the meaning given in Section 9.3(b).

“Designated Person” has the meaning given in Section 11.16(a).

“Distribution Agreement” means the Distribution Agreement between the Affiliate of Seller set forth therein and ADT Security, to be entered into on or prior to the Closing Date, in the form attached to the Seller Disclosure Schedule.

“Dollars”, “U.S.$” or “$” means U.S. dollars.

“Employee Contribution Bonus” means any incentive, retention bonus, or other arrangements for payment to employees or contractors of the Company or the Company Subsidiaries in connection with, or linked to, the transactions contemplated by this Agreement, together with employer’s national insurance liability thereon and any other Tax or social security liability arising in connection with such payments (except any cost which is borne by the employee and the amounts payable under the Retention Arrangements).

“Employee Contribution Tax Savings” has the meaning given in Section 5.3(g).

“Encumbrance” means any pledge, lien (including a Tax lien), collateral assignment, security interest, mortgage, easement, option, deed of trust, title retention, conditional sale or other security arrangement, or any license, order or charge, or any adverse claim of title, ownership or use, or any agreement of any kind restricting transfer.

“Environment” means the ambient air, surface water, ground water, land, and surface or subsurface strata.

“Environmental Law” means any Law, including any federal, state, provincial, local, territorial or municipal Law or any rule or regulation promulgated by any governmental agency, tribunal or commission, now or hereafter in effect, governing or relating to pollution or the protection of the Environment.

“Equity Financing” has the meaning given in Section 3.6(b).

“Equity Financing Commitment” has the meaning given in Section 3.6(b).

“Estimated Closing Cash” has the meaning given in Section 1.5(a).

“Estimated Closing Indebtedness” has the meaning given in Section 1.5(a).

“Example Working Capital Calculation” has the meaning given in Section 1.5(c).

“Exhibit” or “Exhibits” means respectively the document or documents attached to this Agreement as exhibits.

“Financing Commitments” has the meaning given in Section 3.6(b).

“GAAP” means generally accepted accounting principles, being the Korean Accounting Standards for Non-Public Entities, as in effect in Korea from time to time during all relevant periods.

“Government Official” means (i) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party or party official or candidate for political office, or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (i) or (ii) of this definition.

“Governmental Body” means any domestic or foreign government, including any federal, state, provincial, local, territorial or municipal government or any governmental agency, court, tribunal or commission.

“Governmental Entity” means (i) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (ii) any public international organization, (iii) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in clause (i) of this definition, (iv) any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any government, entity, organization, or other Person described in the foregoing clauses (i) or (ii) of this definition, or (v) any political party.

“Governmental Order” means any order, writ, judgment, award, ruling, injunction, decree or consent decree entered by or with any Governmental Body.

“Group” means the Company and each of the Company Subsidiaries.

“Guarantee” means the limited guarantee, dated as of the date hereof, from Guarantors in favor of Seller with respect to certain obligations of Purchaser arising under, or in connection with, this Agreement.

“Guarantors” means Carlyle Asia Partners IV, L.P., an exempt partnership established in the Cayman Islands; and Carlyle Partners VI Cayman L.P., a partnership established in Cayman Islands, and “Guarantor” means either of them.

“Hazardous Substance” means any hazardous substance, hazardous waste, toxic substance, pollutant, and any other similarly described substance as defined in any applicable Environmental Law.

“Indemnification Notice” has the meaning given in Section 9.5(a).

“Indemnification Payment” has the meaning given in Section 5.8.

“Indemnified Party” has the meaning given in Section 9.5(a).

“Indemnifying Party” has the meaning given in Section 9.5(a).

“Indemnitee” means any Indemnified Party, Tax Indemnified Party or a party claiming for indemnification for a matter provided for under this Agreement.

“Intellectual Property” means any of the following: United States, Korea or foreign (i) patents and applications therefor (collectively, “Patents”); (ii) registered and unregistered trademarks, service marks, trade names, corporate names, business names, logos, slogans, trade dress, designs and other indicia of origin and pending registrations, applications or intent-to-use registrations or similar reservations for the foregoing; (iii) registered and unregistered copyrights and applications for registration (collectively, “Copyrights”); (iv) internet domain names and social media identifiers; and (v) industrial property rights, trade secrets and proprietary information, including unpatented inventions, invention disclosures, know-how, methods, processes, customer lists, computer software programs and databases.

“Intellectual Property Agreement” means the Intellectual Property Agreement to be entered into between Purchaser (or its Affiliate) and Seller (or its Affiliate) as of the Closing, in the form of Exhibit B hereto, as it may be amended from time to time following the Closing.

“Intellectual Property Contracts” means any Contract pursuant to which the Company or any Company Subsidiary is a party (i) granting or obtaining any rights in respect of any Intellectual Property owned or used (as the case may be) by such Company or Company Subsidiary or (ii) restricting such Company’s or Company Subsidiary’s right to use or register Intellectual Property.

“Intellectual Property Rights” means the Registered Intellectual Property and all Intellectual Property used in any member of the Group’s business or which was created, generated or acquired for use in any member of the Group’s business.

“IT Security Business” means installing, servicing, testing or inspecting, repairing, monitoring or maintaining any data, computer or network protection and security products or software, including products and software relating to protection from cyber threats (including internet hacking, viruses, distributed denial of service attacks, including through firewalls, internet provider security (IPS) and virtual private networks (VPN)), network security, data leakage protection, password authentication and password security management.

“Korea” means the Republic of Korea.

“Knowledge” shall mean, when used with respect to Seller, the actual knowledge, after reasonable inquiry (which, for the purposes of Section 2.19, including such person having read Tyco’s Guide to Ethical Conduct), of any person set forth on Section 12.1 of the Seller Disclosure Schedule and, when used with respect to Purchaser, the actual knowledge, after reasonable inquiry, of the Carlyle investment professionals who attended the Company’s the management presentations in Seoul, Korea on behalf of Purchaser in respect of the transactions contemplated herein, and those set forth in Section 12.1 of the Purchaser Disclosure Schedule.

“KRW” or “Korean Won” means the currency of Korea.

“Law” shall mean any law, statute, regulation, ordinance, rule, order, decree, judgment, consent decree or other binding directive issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Body.

“Leased Real Property” has the meaning given in Section 2.11(a).

“Liability” or “Liabilities” means debts, commissions, duties, fees, salaries, performance or delivery penalties, warranty liabilities and other liabilities and obligations (whether pecuniary or not, including obligations to perform or forebear from performing acts or services), fines or penalties.

“Loss” shall mean and include all losses, damages, expenses (including reasonable attorney’s fees), costs, fines, fees, penalties and obligations.

“Management Accounts” has the meaning given in Section 2.5(a).

“Material Adverse Effect” means any change or effect that is materially adverse to the financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole (after giving effect to the Reorganization), other than any change or effect relating to (i) business, economic or regulatory conditions as a whole or in the industries in which the Company and the Company Subsidiaries operate, (ii) national or international political or social conditions, including the engagement by the United States or Korea in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or Korea, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or Korea, (iii) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, (v) changes in Law, (vi) the announcement or execution of this Agreement and (subject to compliance by Seller with Section 4.6(j) hereof and Section 4.6(j) of the Seller Disclosure Schedule), negotiations relating to payment of the Employee Contribution Bonus and/or wages, severance, allowances, commissions, benefits or other amounts based on, or as a result of, or in connection with the Ordinary Wage Decision, including (in each case, to the extent primarily resulting therefrom) the loss of any customers, suppliers or employees or any labor disputes, labor strikes, labor union activities or other labor actions resulting therefrom; provided, however, that solely for purposes of applying Section 6.2(a) of this Agreement through the representations and warranties in Section 2.3 and 2.4, the words “or execution” in this clause (vi) shall be disregarded, (vii) any actions taken (or omitted to be taken) with the consent or at the request of Purchaser, (viii) any actions required under this Agreement, or (ix) any failure by the Company or any Company Subsidiary to meet any projections, forecasts or estimates of revenue or earnings (for the avoidance of doubt, any underlying cause for any such failure shall not be excluded by this clause (ix) unless otherwise specifically excluded within this definition), except to the extent matters in paragraphs (i) to (v) have an impact on the Company and the Company Subsidiaries that is disproportionate to the impact on other similar companies operating in the industry in which the Company and the Company Subsidiaries operate.

“Material Contracts” has the meaning given in Section 2.13(a).

“Minimum Per Claim Amount” has the meaning given in Section 9.3(b).

“Minority Investment” has the meaning given in Section 8.1(b)(iii).

“Non-Competition Period” has the meaning given in Section 8.1(a).

“Non-Solicitation Period” has the meaning given in Section 8.2(a).

“Notice of Disagreement” has the meaning given in Section 1.5(d).

“Ordinary Wage Decision” means the Korean Supreme Court Decision on the scope of ordinary wages, Case No. 2012Da89399 rendered on December 18, 2013.

“Outside Date” has the meaning given in Section 10.1(d).

“Owned Real Property” has the meaning given in Section 2.11(a).

“Permit” means any permit, license, approval, consent, registration, variance, certification, endorsement or qualification granted by or obtained from any Governmental Body pursuant to Law.

“Permitted Encumbrances” means (i) any restriction on transfer arising under applicable securities Law; (ii) liens, arising under applicable Tax Laws, for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by Seller or any of its Affiliates; (iii) mechanics’, construction, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent; (iv) any agreement with a Governmental Body; provided it has been complied with in all material respects, and zoning, entitlement, building and other land use regulations imposed by any

Governmental Body having jurisdiction over the Leased Real Property or Owned Real Property which are not violated by the current condition, use and operation of the Leased Real Property or Owned Real Property; (v) minor encroachment and title defects, covenants, conditions, restrictions, reservations, limitations, exemptions, rights-of-way, easements and other similar matters of record affecting title to the Leased Real Property or Owned Real Property which do not materially impair the occupancy or use of the Leased Real Property or Owned Real Property for the purposes for which it is currently used or proposed to be used; (vi) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws; (vii) purchase money liens and liens securing rental payments under capital lease arrangements; (viii) liens of lessors and licensors arising under lease agreements or license arrangements; (ix) rights of expropriation, access or user or any similar rights conferred on or reserved by or in any statute of a Governmental Body; and (x) other liens that do not, individually or in the aggregate, materially impair the use, value or marketability of the property subject to such lien.

“Person” means any natural person, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, group, association or unincorporated organization or any other form of business or professional entity, but does not include a Governmental Body.

“Post-Closing Statement” has the meaning given in Section 1.5(c).

“Post-Closing Tax Period” means (i) any Tax period ending after the Closing Date and (ii) in the case of any Straddle Period, the portion of such period following, but not including, the Closing Date.

“Pre-Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) in the case of any Straddle Period, the portion of such period up to and including the Closing Date.

“Prime Rate” means the rate per annum published in the Wall Street Journal from time to time as the prime lending rate prevailing during any relevant period.

“Proceeding” has the meaning given in Section 2.6.

“Purchase Price” means the Base Purchase Price, as adjusted pursuant to Section 1.5.

“Purchaser” has the meaning given in the Preamble.

“Purchaser Disclosure Schedule” means the Purchaser Disclosure Schedule delivered by Purchaser to Seller prior to the execution of this Agreement and attached hereto.

“Purchaser Financing” has the meaning given in Section 3.6(b).

“Purchaser Indemnified Parties” has the meaning given in Section 9.2.

“Purchaser Information” has the meaning given in Section 4,5(c).

“Purchaser Termination Fee” has the meaning given in Section 10.2(b).

“Real Property Leases” has the meaning given in Section 2.11(a).

“Reference Amount” means negative KRW 50,237,994,546.

“Reference Exchange Rate” for a given date means the U.S.$/KRW exchange rate officially effective on that date (the “Effective Date”) in Korea, fixed on the previous Business Day (the “Fixing Date”) at approximately 3:30 p.m. local time by Seoul Money Brokerage Services and published a.o. under Bloomberg ticker KOBRUSD= with reference to the Fixing Date and on the website of Seoul Money Brokerage Services with reference to the Effective Date.

“Registered Intellectual Property” has the meaning given in Section 2.12(a).

“Related Claims” has the meaning given in Section 9.3(b).

“Relevant Proportion” has the meaning given in Section 5.3(g).

“Reorganization” has the meaning given in Section 4.7.

“Retail Security Business” means installing, servicing, testing or inspecting, repairing, monitoring or maintaining the following types of products, systems and services: retail store performance, loss prevention solutions and services, electronic article surveillance (including acousto magnetic and radio frequency identification tags and labels), people-counting, employee access control, point-of-sale monitoring, video management and access control.

“Retention Arrangements” has the meaning given in Section 4.6(f).

“Sanctions Law and Regulations” means (1) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, or the Syria Accountability and Lebanese Sovereignty Act, all as amended, or regulations of the US Treasury Department Office of Foreign Assets Controls (“OFAC”), or any export control law or regulation applicable to U.S.-origin goods, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time, (2) any U.S. sanctions related to or administered by the Department of State and (3) any sanctions measures or embargos imposed by the United Nations Security Council, Her Majesty’s Treasury, the European Union or other relevant sanctions authority.

“Sanctions Target” means: (i) any country or territory that is the subject of country-wide or territory-wide Sanctions Law and Regulations, including, but not limited to, Iran, Cuba, Syria, Sudan and North Korea; (ii) a person or entity that is on the list of Specially Designated Nationals and Blocked Persons published by OFAC or any equivalent list of sanctioned persons issued by the U.S. Department of State; or (iii) a person or entity that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Sanctions Law and Regulations.

“Schedule” or “Schedules” means either the Seller Disclosure Schedule, the Purchaser Disclosure Schedule, or both, as applicable.

“Securities Transaction Tax” means securities transaction taxes imposed, whether on or after the date hereof, in connection with the sale and purchase of the Company Shares hereunder under the Securities Transaction Tax Act of Korea .

“Security SI Business” means selling, installing servicing, testing, inspecting, repairing, monitoring or maintaining integrated security systems, including video management and access control for large commercial business customers with facilities over 661m2.

“Seller” has the meaning given in the Preamble.

“Seller Disclosure Schedule” means the Seller Disclosure Schedule delivered by Seller to Purchaser prior to the execution of this Agreement and attached hereto.

“Seller Guarantor” has the meaning given in the Preamble.

“Seller Indemnified Parties” has the meaning given in Section 9.1.

“Seller Information” has the meaning given in Section 4.5(b).

“Seller Obligations” has the meaning given in Section 4.14(a).

“Seller Policies” has the meaning given in Section 2.15.

“Straddle Period” means any Tax period that begins before but ends after the Closing Date.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any other Person of which (i) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). For the purposes hereof, the term Subsidiary shall include all Subsidiaries of such Subsidiary.

“Subsidiary Shares” has the meaning given in Section 2.2(a).

“Tax” or “Taxes” means all taxes of any kind whatsoever (whether payable directly or by withholding), including franchise, income, gross receipts, personal property, real property, ad valorem, value added, sales, use, documentary, stamp, intangible personal property, social security, wages, pension, withholding or other taxes, together with any interest and penalties, additions to tax or additional amounts with respect thereto imposed by any Tax Authority.

“Tax Authority” means any Governmental Body, including social security administrators, or any agent thereof (third-party or otherwise), legally authorized to assess, lien, levy or otherwise collect, litigate or administer Taxes.

“Tax Benefit” has the meaning given in Section 9.4(a).

“Tax Claim” has the meaning given in Section 5.2(a).

“Tax Indemnified Party” has the meaning given in Section 5.2(a).

“Tax Indemnifying Party” has the meaning given in Section 5.2(a).

“Tax Notice” has the meaning given in Section 5.2(a).

“Tax Return” means any report, return, document, declaration, payee statement or other information or filing required to be supplied to any Tax Authority with respect to Taxes, including consolidated income tax return.

“Tax Sharing Agreements” has the meaning given in Section 5.7.

“Third Party Claim” has the meaning given in Section 9.5(a).

“Trademark Agreement” means the Trademark Agreement between the Affiliate of Seller set forth therein and the member(s) of the Group set forth therein, to be entered into on or prior to the Closing Date, in the form as attached to the Seller Disclosure Schedule.

“Transaction Information” has the meaning given in Section 4.5(b).

“Transaction Taxes” has the meaning given in Section 5.4.

“Transferred Employees” means all Company Employees (including those who are identified on Schedule 4.6(a)(ii) but excluding those who are identified on Schedule 4.6(a)(i)) who are employed by the Company or Company Subsidiaries immediately prior to the Closing Date. In no event shall an individual whose employment is transferred to Seller or its Affiliate (other than the Company and Company Subsidiaries) prior to the Closing pursuant to Section 4.6(a)(i) be a Transferred Employee.

“Transition Services Agreement” means the Transition Services Agreement to be entered into between Purchaser (or its Affiliate) and Seller (or its Affiliate) as of the Closing, in the form of Exhibit A hereto, which shall provide for, among other things, certain transition services for specified periods following the Closing, including a Schedule A to such agreement as envisaged in Section 4.2(e) hereof.

“TSA Services” has the meaning given in Section 4.2(e).

“Unaudited Pro Forma Income Statement” has the meaning given in Section 2.5(a).

“U.S. GAAP” means generally accepted accounting principles in effect in the United States of America from time to time during all relevant periods.

12.2 Interpretation

The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. In the event of a conflict between language or amounts contained in the body of the Agreement and language or amounts contained in the Exhibits or Schedules attached hereto, the language or amounts in the body of the Agreement shall control. The use of the masculine, feminine or neuter gender or the singular or plural form of words herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. Reference to any Law means such Law as amended, modified, codified, replaced or re-enacted, in whole or in part, including rules, regulations, enforcement procedures and any interpretations promulgated thereunder, all as in effect on the date hereof. Underscored references to Articles, Sections or Schedules shall refer to those portions of this Agreement. The use of the terms “hereunder,” “hereof,” “hereto” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section or clause of or Exhibit or Schedule to this Agreement.

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IN WITNESS WHEREOF, Seller, Seller Guarantor and Purchaser have caused this Stock Purchase Agreement to be executed as of the date first written above by their respective duly authorized representatives.

SELLER:

TYCO FAR EAST HOLDINGS LTD.

By:	/s/ Tjeerd Eduard Manasch
Name:	Tjeerd Eduard Manasch
Title:	Director

SELLER GUARANTOR:

TYCO INTERNATIONAL LTD.

By:	/s/ Andrea Goodrich
Name:	Andrea Goodrich
Title:	VP & Corporate Secretary

PURCHASER:

SIREN INVESTMENT, L.L.C.

By:	/s/ David B. Pearson
Name:	David B. Pearson
Title:	Managing Director

[Signature Page to Stock Purchase Agreement]